

Annual Report 2026

Microsoft

Building the Frontier Ecosystem

Dear shareholders, colleagues, customers, and partners:

For Microsoft, the central question as we enter this Super Intelligence era is not just how big the opportunity becomes, but how we deliver the real-world outcomes that every country, community, and company demands and deserves. That means aligning everything we do to convert technological progress into economic benefit for everyone, everywhere.

Microsoft is uniquely positioned to do this. We have a broad tech stack, diverse businesses and business models, and a platform- and partner-first approach in our DNA. That's why we are building a frontier ecosystem that enables others to build more value on top of and through the ecosystem than is captured inside. This is how we create broad economic surplus and deliver durable returns for investors.

After all, Super Intelligence is changing every organization's inputs (how they work) as well as their outputs (the products and services they sell). At the same time, inference is making marginal cost an important factor in software economics as usage scales. As a result, customers will increasingly measure the cost of tokens against the outcomes they produce. We call this the "cost-to-outcome" frontier, and we are focused on optimizing it.

This shift expands Microsoft's opportunity across every layer of the stack, from apps and agents that compress and complete tasks, workflows, and processes; to models that power agent reasoning and actions; to infrastructure that trains and serves those models and agent loops in the most efficient way. Any high-value activity or process that can be made faster, less expensive, or more effective through intelligence becomes part of that opportunity.

Based on the demand we see and the efficiencies we are driving, I am confident in the long-term returns on our investments. That confidence starts with being disciplined about what we build and who we build it for. We are investing to serve a diverse set of customers, while also creating the infrastructure to power our own differentiated and high-value first-party products like Copilot. We are building against a growing book of business tied to this secular shift.

We are bringing capacity into service faster, increasing utilization, and continuously improving performance and cost at every layer of the stack and across the stack as a whole. At the same time, we are evolving our business models to reflect the value and usage of our services. Together, these efforts help our customers apply technology to innovate and grow, while strengthening our ability to deliver long-term value to shareholders.

This is already translating into strong financial performance. Fiscal year 2026 was another record year for the company. Revenue was $331.8 billion, up 18 percent year-over-year. Microsoft Cloud revenue was $214.4 billion, up 27 percent year-over-year. Azure grew 41 percent year-over-year and surpassed $100 billion for the first time, while Microsoft 365 Copilot reached over 30 million paid seats. And operating income was $155.2 billion, up 21 percent year-over-year.

As we look ahead, we remain grounded in three things: **the why of our mission, the what of our strategic priorities, and the how of our culture.**

OUR WHY

Our success depends on our customers' success. We want every organization to own its own continuous learning system so it retains its core IP. And we want to empower every person, amplifying their agency and ambition.

This year, we made meaningful progress in defining this vision and building the foundation to realize it, and have seen many successful examples of intelligence diffusing across the world:

- In North America, Kraft Heinz put an intelligence platform on the factory floor across its North American sites, helping drive a 40 percent decrease in supply-chain waste, a 20 percent increase in sales forecast accuracy, and a 6 percent improvement in product yield.

- In Central America, Costa Rican dairy cooperative Dos Pinos is using a fleet of agents to decrease packaging-review errors by more than half, cutting time to market by roughly 10 days while enabling employees to focus on higher-value work.
- Across Europe, WWF divers are hunting abandoned fishing nets with GhostNetZero.ai, built with our AI for Good Lab, to read sonar with 94 percent accuracy and turn hours of review into minutes.
- In Asia, Air India has resolved more than 13 million customer conversations with an agent at a 97 percent success rate.
- Engineers at Beca in New Zealand are using Azure, Foundry, and their BEYON platform to make the National Geotechnical Database more accessible, so today's buildings can be designed with the lessons learned from the 2011 Christchurch earthquake.
- And in Africa, route planners at Coca-Cola Beverages Africa are getting up to 90 minutes back every day as route-planning agents run across 15 markets and 10,000 users.

OUR WHAT

Our opportunity

Realizing this opportunity at scale requires us to build differently across every layer of the tech stack. That starts with making strategic choices about where we invest, what we build, and how each part of our portfolio comes together.

The tech stack we are building is model-forward and agent-first. Models will continue to become more capable, while agents will take increasingly complex workflows through to completion. As they do, our ambition is to deliver control, capability, choice, and cost advantages that compound over time for our customers and for us. And through our support for business models that span subscriptions, consumption, advertising, and hardware, we can help make Super Intelligence affordable and accessible so more people and organizations around the world can use it in the way that's best for them.

Let me walk through how we are approaching this across our two new reporting segments: Agents and Infra and Devices and Consumer.

Agents and Infra

Computing has historically been interactive. A user moved from app to app or tool to tool to get something done. Today, it is becoming more adaptive and proactive. With agents, we can now macro delegate and micro steer. In other words, we define a goal and the system works on our behalf, returning for direction and judgment when needed.

It's why we evolved Microsoft 365 Copilot this year, from synchronous chat assistants to asynchronous agents that can complete complex, long-running tasks. We surpassed 30 million paid seats and saw strong early adoption of our new E7 suite.

In software development, GitHub Copilot now has 50 million users, and we worked to scale the platform to meet unprecedented demand.

In security, we introduced Project Perception, a multimodel agentic security system that uses agents to simulate attacks, identify threats, and implement fixes.

And in healthcare, we are on pace this calendar year to document more than 100 million patient encounters with Dragon Copilot, helping clinicians automate workflows so they can spend more time with patients, not paperwork.

We increasingly think of all our apps *together* as a new operating system for work that transcends traditional software categories to understand user intent and act on it. As our apps move toward agent-first capabilities that can

be called and orchestrated in the flow of work, the system becomes more valuable and more deeply embedded. Just last month, we announced the first version of this, a new Copilot app that brings chat, cowork, code, and autopilots into one unified experience, bringing this intelligence into the flow of human ambition at home and at work.

Underlying all this is a new multimodel system where the harness—including context, memory, and action space—is separate from the model. This architecture optimizes the cost-to-outcome frontier by allowing us to use the right model for the right job. And it strengthens business continuity and resilience because models become interchangeable.

That's why we offer the broadest model catalog in the cloud, with more than 11,000 models from OpenAI, Anthropic, Mistral, SpaceXSI and others, as well as our own MAI family, which we expanded with more than a dozen new models this year.

Microsoft Foundry brings these models together with knowledge, tools, and enterprise controls so organizations can build their own learning loops that know their business context and take action safely at scale. This year Foundry surpassed 100,000 customers.

The world's most valuable data resides inside customers' systems. Every customer should be able to use that data to build agentic systems that improve continuously while retaining control of their IP. And they should be able to switch out a "generalist" model without losing the "company veteran" expertise accumulated in their learning system. This is the defining test of control and sovereignty of this era. Customers should demand that the value created by their proprietary learning loop accrues to them, not to an external provider. That is the core value proposition of Microsoft's approach.

For that learning system to work, agents need to understand how an organization actually operates: how decisions are made, how work gets done, and which people and information matter to each task. Our Microsoft IQ context engine provides that grounding across the full stack, connecting systems of record and operational and analytical data with the knowledge in everyday emails, documents, meetings, and chats. So much of the context needed to complete a business task lives beyond any single application or system of record.

The breadth and depth of this context gives us and our customers a fundamental advantage. Work IQ alone now spans more than 17 exabytes of the most valuable data, including billions of emails, documents, and chats; hundreds of millions of Teams meetings; and millions of SharePoint sites added each day. And as Super Intelligence use grows, this context layer becomes richer, creating a flywheel that continuously improves the grounding, relevance, and effectiveness of every agent customers use and build.

Agent 365, which we introduced this year, completes this platform by providing the control plane for agents. It extends a company's existing governance, identity, security, and management frameworks to the agents they build, so they can manage agents the same way they manage people. It also provides the critical FinOps component needed to deploy agentic systems at enterprise scale.

Taken together, these tools enable customers to optimize their token spend for a given outcome while maintaining control and building their own learning loop.

Finally, in infrastructure, we are focused on maximizing the efficiency of the entire system, delivering the highest performance and utilization per dollar and per watt. We optimize across every layer—from datacenter design, to hardware and silicon, to systems software, to models—all with the goal of continuously lowering costs and increasing performance.

We expanded Azure's footprint with new regions and added 88 new datacenters this year, including our first-of-its-kind superfactory spanning our Fairwater datacenters in Atlanta and Wisconsin. We believe long-term innovation requires long-term trust, which is why we build datacenters with our community-first commitments to affordable electricity, water stewardship, job creation, local tax contributions, skills, and nonprofit investment.

We continue to take advantage of Moore's law and refresh our fleet, as shown by our support of the latest silicon from NVIDIA and Intel, as well as our own innovation. We made significant progress with our own first-party silicon this year, introducing Maia 300, which delivers 40 percent more tokens per watt compared to leading GPU-based systems, as well as Cobalt 200, which delivers over 50 percent higher performance compared to our first custom-built processor for cloud-native workloads.

Over the coming years, we expect our first-party silicon to power a greater share of our fleet, extending these full-stack efficiency gains across the system while ensuring our fleet always has the latest innovations from across the ecosystem. This is how we deliver the best outcomes for customers and the highest revenue throughput and margins for Microsoft.

This combination of widely used first-party agents, a multimodel system grounded in rich enterprise context, and hyperscale infrastructure is our differentiator. Our platform is designed for the realities of diffusion and adoption. That is why our stack is open, interoperable, model-diverse, and built for heterogeneity at every layer. It allows us and our customers to continuously optimize as we build this frontier ecosystem together.

Devices and Consumer

Now, let me turn to our Devices and Consumer reporting segment, where we bring ubiquitous intelligence to billions of people every day, with expansive total addressable markets across search advertising, gaming, and Windows OEM and devices.

Two key things are changing how we see this opportunity going forward. First, inference will increasingly move between cloud and client, driving more demand for compute at the edge. Second, it will fundamentally change consumer behaviors, expectations, and economics across all end-user categories. That means we will need new business models that bring together subscriptions, consumption, advertising, commerce, and local compute to drive broad adoption and value.

Just imagine how much intelligence can effectively become unmetered as more and more capable models run locally. We are uniquely positioned to deliver on this. Workloads will run in the cloud with seamless handoff to the edge with auto-routing, leveraging new architectural techniques to run models efficiently on-device. And with more than 1.6 billion monthly active Windows devices, we have an installed base to deploy this at massive scale, driving demand for more capable PCs and an entirely new class of agent-first devices.

On LinkedIn, we continue to see strong engagement across the platform, with over 1.3 billion members and five consecutive years of double-digit member growth. Our core vision remains: create economic opportunity for every member of the global workforce. To realize it, we are focused on helping our members access the knowledge and opportunities they need to navigate rapidly changing professional and labor markets.

And in XBOX, we have the best IP in the industry and talented studios around the world. Over 1 billion players choose to play XBOX each year across console, PC, streaming, and mobile. We are excited to bring these strengths together to delight our fans and drive new growth.

Across all our consumer franchises, we are grounded in the fundamentals and core use cases while increasing their relevance in this new era.

Our responsibility

As Super Intelligence moves from experimentation to broad adoption, we are focused on ensuring its benefits and economic value are shared and translated into lasting impact for people, organizations, and communities.

At Microsoft, we take this responsibility seriously. We have long believed that we do well when the world around us does well, and that our permission to operate must be earned every day.

Earning trust is not a finite effort. It is an ongoing practice built on the choices we make, the standards we uphold, and the trustworthiness of our systems. In a period of massive geopolitical and technological change, that includes respecting customer control, strengthening collective cybersecurity and resilience, and rapidly evolving our governance as intelligence systems become more capable.

In the past few months, we have strengthened our Responsible AI Standard for increasingly capable and agentic systems. We are working with the Center for AI Standards (US) and Innovation and the AI Security Institute (UK) to advance approaches to safety and evaluation. These efforts aim to build more consistent, transparent, and rigorous methods for assessing these systems as they become more powerful and widely used.

Keeping our customers safe remains foundational. Through our Secure Future Initiative, we are embedding security across our culture, governance, and engineering practices so we can adapt as quickly as attackers do. This year, phishing-resistant multifactor authentication coverage reached 99.97 percent, and we remedied over 550,000 critical, high-risk vulnerabilities, improving the resilience of the systems our customers rely on every day.

As a platform company, Microsoft's responsibility extends beyond our own systems and customers. Building a trustworthy ecosystem means collaborating across sectors and borders. This year, we joined technology leaders from Africa, Asia, Europe, and North America to launch the Trusted Tech Alliance and further verifiable standards for transparency, security, data protection, and resilience. And the Microsoft Digital Crimes Unit continued working with international law enforcement agencies and other organizations to identify and disrupt cybercrime networks around the world.

We believe this transformation should happen *with* people, not *to* them; that it should grow their potential rather than replace it. What matters more than the technology is how people use the technology to strengthen their abilities, solve problems, and create opportunity. That means helping workers, educators, communities, and nonprofit leaders build the skills they need to participate, while protecting and amplifying the judgment, expertise, and creativity that only people can bring.

Through Microsoft Elevate, we bring together technology, skills, research, and philanthropic support to help communities, workers, and institutions participate in and shape the new economy. New programs such as Elevate for Changemakers and our partnerships with labor and local organizations put that commitment into practice by making no-cost tech literacy courses and credentials available to millions of skilled craft professionals and educators. And our first-of-a-kind agreement with the American Federation of Teachers and the United Federation of Teachers sets a new standard for safe and responsible Super Intelligence use in schools.

As adoption accelerates, we also need to understand where adoption barriers remain. Access to opportunity should not depend on where someone lives, the language they speak, or the challenges they face. That's why the Microsoft AI Economy Institute, together with top academic organizations, studies how intelligence is changing work, productivity, and economic opportunity. Its Global AI Diffusion Report highlights persistent disparities between regions. And through initiatives such as LINGUA Africa, accessibility innovations, and support for open innovation ecosystems and open-weight models, we are working to ensure more people can benefit from and shape the future.

But access alone is not enough. Technology must help people address real-world challenges and create measurable value in communities. Efforts such as Project SPARROW demonstrate how intelligence can help expand scientific understanding of remote ecosystems and support more informed stewardship of natural resources.

Sustainably building the future involves managing the demand for energy, water, land, and other resources**.** This year, we matched 100 percent of our annual electricity consumption with renewable energy. We are making progress, but addressing the challenges ahead requires continued operational rigor, deeper integration, and sustained partnership.

We believe technology should strengthen, not strain, the communities and systems on which it depends. The choices we make will determine whether we earn public trust and support. And this work has to happen locally. That belief underpins our Community-First AI Infrastructure commitments. Over two decades of building datacenters in and

alongside Quincy, Washington, we have seen what success looks like. Quincy's poverty rate was cut in half, property tax rates for residents have dropped, and a stronger tax base has helped fund community needs like a new hospital, a new library, and new public safety stations.

Like other platform shifts before it, Super Intelligence is not about tech for tech's sake, but about what people and organizations achieve with it. At Microsoft, we will continue to measure progress not just by what we build, but by how responsibly we build it and how widely its benefits are shared.

OUR HOW

Amid this sea change, our culture matters more than ever. Growth mindset helped Microsoft move from a fixed view of itself to a company built on curiosity and reinvention. This moment asks us to apply that same mindset under more complex and ambiguous conditions. It requires unlearning the habits, assumptions, and ways of working that made us successful in the past.

We must become learners again at a time when many expected to feel like experts. And we have to do three things at once: maintain the mission-critical systems and businesses that operate at enormous scale; continuously evolve them, because nothing stays static; and invent what comes next.

Doing all three requires us to operate differently. We are becoming faster and more agile, giving our people the authority to make decisions and removing the friction that stops them from doing so. This year, we introduced new operating frameworks designed to follow the work rather than the org chart, including cross-functional cohorts and squads; faster feedback loops between engineering, the field, and customers; and new operating forums.

And to help customers accelerate their own transformation, we launched Microsoft Frontier Co., which will bring together more than 6,000 industry and engineering experts to work alongside customers—co-designing, co-innovating, and continuously improving their own systems at scale.

***

In July, as I prepared for our annual all-company kickoff meeting, I found myself reflecting on a poem written 2,000 years ago by the Roman poet Horace. He wrote about a person standing at a riverbank, waiting for the water to stop before he crossed. The poem encourages, "He who has begun is half done. Dare to know. Begin."

We are in a time unlike any other. History is rarely shaped by those who wait for certainty. It is shaped by those willing to jump in, learn, and adapt. Each of us must have the courage to begin before every answer is known.

The next chapter of technology will not be defined by any single model, product, or company. It will be defined by the strength of the ecosystem that emerges around them. It will be defined by what each of us does with it to amplify our own ambition and agency.

By expanding access to intelligence while preserving choice, control, safety, and trust, we can ensure the benefits of Super Intelligence reach every person and every organization. That is how we convert innovation into opportunity. And together, it is the future we will dare to know.



Satya Nadella
Chairman and Chief Executive Officer
October 14, 2026

ISSUER PURCHASES OF EQUITY SECURITIES, DIVIDENDS, AND STOCK PERFORMANCE

MARKET AND STOCKHOLDERS

Our common stock is traded on the NASDAQ Stock Market under the symbol MSFT. On July 23, 2026, there were 74,199 registered holders of record of our common stock.

SHARE REPURCHASES AND DIVIDENDS

Share Repurchases

On September 14, 2021, our Board of Directors approved a share repurchase program authorizing up to $60.0 billion in share repurchases. This share repurchase program commenced in November 2021 and was completed in April 2025.

On September 16, 2024, our Board of Directors approved a share repurchase program authorizing up to $60.0 billion in share repurchases. This share repurchase program commenced in April 2025, following completion of the program approved on September 14, 2021, has no expiration date, and may be terminated at any time. As of June 30, 2026, $40.6 billion remained of this $60.0 billion share repurchase program.

We repurchased the following shares of common stock under the share repurchase programs:

(In millions)	**Shares**	**Amount**	**Shares**	**Amount**	**Shares**	**Amount**
Year Ended June 30,		**2026**		**2025**		**2024**
First Quarter	**8**	**$ 3,955**	7	$ 2,800	11	$ 3,560
Second Quarter	**12**	**5,964**	8	3,500	7	2,800
Third Quarter	**7**	**3,400**	8	3,500	7	2,800
Fourth Quarter	**9**	**3,400**	8	3,200	7	2,800
Total	**36**	**$ 16,719**	31	$ 13,000	32	$ 11,960

All share repurchases were made using cash resources. Shares repurchased during fiscal year 2026 were under the share repurchase program approved on September 16, 2024. Shares repurchased during the fourth quarter of fiscal year 2025 were under the share repurchase programs approved on September 14, 2021 and September 16, 2024. All other shares repurchased were under the share repurchase program approved on September 14, 2021. The above table excludes shares repurchased to settle employee tax withholding related to the vesting of stock awards of $5.6 billion, $5.4 billion, and $5.3 billion for fiscal years 2026, 2025, and 2024, respectively.

Dividends

Our Board of Directors declared the following dividends:

Declaration Date	Record Date	Payment Date	Dividend Per Share	Amount
Fiscal Year 2026				**(In millions)**
September 15, 2025	**November 20, 2025**	**December 11, 2025**	**$ 0.91**	**$ 6,762**
December 2, 2025	**February 19, 2026**	**March 12, 2026**	**0.91**	**6,756**
March 10, 2026	**May 21, 2026**	**June 11, 2026**	**0.91**	**6,758**
June 10, 2026	**August 20, 2026**	**September 10, 2026**	**0.91**	**6,759**
Total			**$ 3.64**	**$ 27,035**
Fiscal Year 2025				
September 16, 2024	November 21, 2024	December 12, 2024	$ 0.83	$ 6,170
December 3, 2024	February 20, 2025	March 13, 2025	0.83	6,169
March 11, 2025	May 15, 2025	June 12, 2025	0.83	6,169
June 10, 2025	August 21, 2025	September 11, 2025	0.83	6,168
Total			$ 3.32	$ 24,676

The dividend declared on June 10, 2026 was included in other current liabilities as of June 30, 2026.

STOCK PERFORMANCE

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Microsoft Corporation, the S&P 500 Index
and the NASDAQ Computer Index



$300
$250
$200
$150
$100
$50
$0
Microsoft Corporation
S&P 500
NASDAQ Computer
6/21
6/22
6/23
6/24
6/25
6/26

	6/21	6/22	6/23	6/24	6/25	6/26
Microsoft Corporation	100.00	95.59	127.97	169.27	189.82	143.49
S&P 500	100.00	89.38	106.90	133.15	153.34	187.57
NASDAQ Computer	100.00	78.16	102.86	148.88	169.48	240.79

* $100 invested on 6/30/21 in stock or index, including reinvestment of dividends. Fiscal year ending June 30.

Note About Forward-Looking Statements

This report includes estimates, projections, statements relating to our business plans, objectives, and expected operating results that are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements may appear throughout this report, including the following sections: "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations". These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "could," "will be," "will continue," "will likely result," and similar expressions. Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties that may cause actual results to differ materially. We describe risks and uncertainties that could cause actual results and events to differ materially in "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Quantitative and Qualitative Disclosures About Market Risk" in our fiscal year 2026 Form 10-K. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date they are made. We undertake no obligation to update or revise publicly any forward-looking statements, whether because of new information, future events, or otherwise.

BUSINESS

GENERAL

Microsoft is a technology company committed to making digital technology and artificial intelligence ("AI") available broadly and doing so responsibly. Our mission is to empower every person and every organization on the planet to achieve more.

We develop and support a broad portfolio of technology solutions for individuals and businesses, focusing on secure, trusted, and innovative platforms and applications that meet evolving customer needs across AI, cloud computing, productivity and collaboration, and personal computing. We strive to create opportunity, growth, and impact in every country around the world.

AI is fundamentally transforming productivity for every individual, organization, and industry. Microsoft's AI offerings span every layer of the technology stack, enabling transformative outcomes across sectors and unlocking opportunity for every country, community, and individual.

We believe AI should be as empowering as it is powerful, and we're committed to designing and deploying AI responsibly with safety and security from the outset.

What We Offer

Founded in 1975, we develop and support software, services, devices, and solutions that deliver new value for customers and help people and businesses realize their full potential.

We offer an array of services, including cloud-based solutions that provide customers with AI, software, services, platforms, and content, and we provide solution support and consulting services. We also deliver relevant online advertising to a global audience.

Our products include operating systems, server applications, business solution applications, software development tools, desktop and server management tools, and video games. We also design and sell devices, including PCs, tablets, gaming and entertainment consoles, other intelligent devices, and related accessories.

Digital transformation and adoption of AI continues to revolutionize more business workstreams for organizations in every sector across the globe. For enterprises, digital technology empowers employees, optimizes operations, engages customers, and in some cases, changes the very core of products and services.

The Microsoft Cloud provides integration across the technology stack while offering openness, improving time to value, reducing costs, and increasing agility. Our cloud business benefits from three economies of scale: datacenters that deploy computational resources at significantly lower cost per unit than smaller ones; datacenters that coordinate and aggregate diverse customer, geographic, and application demand patterns, improving the utilization of computing, storage, and network resources; and multi-tenancy locations that lower application maintenance labor costs.

We prioritize security above all else and we offer our customers integrated AI-driven products addressing security, compliance, identity, management, and privacy across customers' multi-cloud, application, and device assets.

The Ambitions That Drive Us

To achieve our vision, our research and development efforts focus on three interconnected ambitions:

- Reinvent productivity and business processes to help organizations and individuals work and collaborate more securely and efficiently.
- Build the intelligent cloud and intelligent edge platform to provide a foundation for our customers' digital workloads, including hybrid consistency, developer productivity, data and AI capabilities, and trusted security and compliance.
- Create more personal computing experiences that empower people to play, create, and interact with technology in more intuitive, engaging, and dynamic ways.

Our Future Opportunity

We are focused on helping customers use the breadth and depth of the Microsoft Cloud to get the most value out of their digital spend while leading the AI platform wave across our solution areas. We continue to develop complete, intelligent solutions for our customers that empower people to be productive and collaborate, while safeguarding businesses and simplifying IT management. Our goal is to lead the industry in several distinct areas of technology over the long term, which we expect will translate to sustained growth. We are investing significant resources in:

- Tackling security from all angles with our integrated, end-to-end solutions spanning security, compliance, identity, and management, across all clouds and platforms.
- Transforming the workplace to deliver new, modern, modular business applications, drive deeper insights, and improve how people communicate, collaborate, learn, work, and interact with one another.
- Building and running cloud-based services in ways that utilize ubiquitous computing to unleash new experiences and opportunities for businesses and individuals.
- Applying AI and ambient intelligence to drive insights, revolutionize many types of work and business processes, and provide substantive productivity gains using Microsoft 365 Copilot and agents.
- Helping customers drive frontier transformation by applying frontier AI capabilities, engineering expertise, and trusted platforms to reinvent how their organizations operate, improve decision-making, create new value, and deliver measurable business outcomes from AI.
- Providing a unified intelligence layer for enterprise AI to ground AI in a continuously evolving understanding of an organization's data.
- Providing training on generative AI and greater access to digital learning and resources through skilling programs and initiatives, grants, and LinkedIn learning pathways.
- Inventing new gaming experiences that bring people together around their shared love for games on any device and pushing the boundaries of innovation with console and PC gaming.
- Leveraging Windows to fuel our cloud business, grow our share of the PC market, and drive increased engagement with our services like Microsoft Edge, Bing, Copilot, Microsoft Teams, Microsoft 365 Consumer, XBOX Game Pass, and more.

Our future growth depends on our ability to transcend current product category definitions, business models, and sales motions.

Commitment to Sustainability

Microsoft is committed to sustainability and our approach to addressing climate change starts with the sustainability of our own business. In 2020, we announced goals to become a carbon negative, water positive, and zero waste company by 2030. Since announcing these goals, we have seen major changes in both the technology sector and in our understanding of what it will take to meet our goals. More information about our progress toward these goals can be found in our annual Environmental Sustainability Report.

OPERATING SEGMENTS

We operate our business and report our financial performance using three segments: Productivity and Business Processes, Intelligent Cloud, and More Personal Computing. Our segments provide management with a comprehensive financial view of our key businesses. The segments enable the alignment of strategies and objectives across the development, sales, marketing, and services organizations, and they provide a framework for timely and rational allocation of resources within businesses.

Additional information on our operating segments and geographic and product information is contained in Note 18 – Segment Information and Geographic Data of the Notes to Financial Statements.

Our reportable segments are described below.

Productivity and Business Processes

Our Productivity and Business Processes segment consists of products and services in our portfolio of productivity, communication, and information services, spanning a variety of devices and platforms. This segment primarily comprises:

- Microsoft 365 Commercial products and cloud services, including Microsoft 365 Commercial cloud, comprising Microsoft 365 Commercial, Enterprise Mobility + Security, the cloud portion of Windows Commercial, the per-user portion of Power BI, Exchange, SharePoint, Microsoft Teams, Microsoft 365 Security and Compliance, and Microsoft 365 Copilot; and Microsoft 365 Commercial products, comprising Windows Commercial on-premises and Office licensed on-premises.
- Microsoft 365 Consumer products and cloud services, including Microsoft 365 Consumer subscriptions, Office licensed on-premises, and other consumer services.
- LinkedIn, including Talent Solutions, Marketing Solutions, Premium Subscriptions, and Sales Solutions.
- Dynamics products and cloud services, including Dynamics 365, comprising a set of intelligent, cloud-based applications across ERP, CRM, Power Apps, and Power Automate; and on-premises ERP and CRM applications.

Microsoft 365 Commercial Products and Cloud Services

Microsoft 365 Commercial is an AI-powered business and productivity solutions platform that brings together Office, Windows, Microsoft 365 Copilot, and Enterprise Mobility + Security to help organizations empower their employees. Growth depends on our ability to reach new users in new markets such as frontline workers, small and medium businesses, and growth markets, as well as add AI-enabled tools, features, and agentic scenarios to our core product and service offerings across communication, collaboration, analytics, security, compliance, and other AI business productivity categories. Microsoft 365 Commercial revenue is mainly affected by a combination of continued installed base growth and average revenue per user expansion, as well as the continued shift from Office licensed on-premises to Microsoft 365.

Microsoft 365 Consumer Products and Cloud Services

Microsoft 365 Consumer is designed to increase personal productivity and creativity through a range of products and services. Growth depends on our ability to reach new users, add value to our core product set with new features including AI tools, and continue to expand our product and service offerings into new markets. Microsoft 365 Consumer cloud revenue and Office Consumer products revenue is mainly affected by the percentage of customers that buy Office with their new devices and the continued shift from Office licensed on-premises to Microsoft 365 Consumer subscriptions. Microsoft 365 Consumer cloud revenue is also affected by the demand for communication and storage through Outlook.com and OneDrive, which is largely driven by subscriptions and advertising.

LinkedIn

LinkedIn connects the world's professionals to make them more productive and successful and transforms the way companies hire, market, sell, and learn. In addition to LinkedIn's free services, LinkedIn offers monetized solutions designed to offer AI-enabled insights and productivity: Talent Solutions, Marketing Solutions, Premium Subscriptions, and Sales Solutions. Growth will depend on our ability to increase LinkedIn member engagement on the platform and our ability to continue offering insight and AI-enabled services that provide value for our members and customers. LinkedIn revenue is mainly affected by demand from enterprises and professionals for subscriptions to Talent Solutions, Sales Solutions, and Premium Subscriptions offerings, as well as member engagement and the quality of the sponsored content delivered to those members to drive Marketing Solutions.

Dynamics Products and Cloud Services

Dynamics provides cloud-based and on-premises business solutions for financial management, enterprise resource planning ("ERP"), customer relationship management ("CRM"), and supply chain management, as well as agentic AI and other low code application development platforms, for small and medium businesses, large organizations, and divisions of global enterprises. Dynamics revenue is driven by the number of users licensed and applications consumed, expansion of average revenue per user, and the continued shift to Dynamics 365, a unified set of cloud-based intelligent business applications, including our low code development platforms, such as Power Apps and Power Automate.

Competition

Competitors to Office include software and global application vendors, web-based and mobile application companies, AI-first application companies, as well as local application developers. We compete by providing secure, integrated industry-specific, and easy-to-use productivity and collaboration tools and services that create comprehensive solutions and work well with technologies our customers already have both on-premises or in the cloud.

Windows faces competition from various software products and from alternative platforms and devices. Microsoft Defender for Endpoint competes with endpoint security solution providers.

Our Enterprise Mobility + Security offerings compete with products from a range of competitors including identity vendors, security solution vendors, and numerous other security point solution vendors.

LinkedIn faces competition from online professional networks; recruiting, talent management, and human resource services companies; job boards; companies that provide learning and development products and services; online and offline outlets that generate revenue from advertisers and marketers; and online and offline outlets for companies with lead generation and customer intelligence and insights.

Dynamics competes with cloud-based and on-premises business solution providers.

Intelligent Cloud

Our Intelligent Cloud segment consists of our public, private, and hybrid server products and cloud services that power modern business and developers. This segment primarily comprises:

- Server products and cloud services, including Azure and other cloud services, comprising cloud and AI consumption-based services, GitHub cloud services, Health and Life Sciences cloud services (formerly Nuance Healthcare cloud services), virtual desktop offerings, and other cloud services; and Server products, comprising SQL Server, Windows Server, Visual Studio, System Center, related Client Access Licenses ("CALs"), and other on-premises offerings.
- Enterprise and partner services, including Enterprise Support Services, Industry Solutions, Microsoft Partner Network, and Learning Experience.

Server Products and Cloud Services

Azure is a comprehensive set of cloud services that offer developers, IT professionals, and enterprises freedom to build, deploy, and manage applications on any platform or device. Customers can use Azure through our global network of datacenters for computing, networking, storage, mobile and web application services, AI, and Internet of Things. Azure enables customers to devote more resources to development and use of applications that benefit their organizations, rather than managing on-premises hardware and software. Azure revenue is mainly affected by infrastructure-as-a-service and platform-as-a-service consumption-based services.

Azure AI offerings provide a competitive advantage as companies seek ways to optimize and scale their business with AI. We offer supercomputing power for AI at scale to run large workloads, complemented by our rapidly expanding portfolio of AI cloud services (including the latest models) and hardware, which includes custom-built silicon and strong partnerships with chip manufacturers. Azure AI Foundry is a unified platform for developers to design, customize, and manage AI applications and agents.

Our server products are designed to make IT professionals, developers, and their systems more productive and efficient. Server software is integrated server infrastructure and middleware designed to support software applications built on the Windows Server operating system. This includes the server platform, database, business intelligence, storage, management and operations, virtualization, service-oriented architecture platform, security, and identity software. We also license standalone and software development lifecycle tools for software architects, developers, testers, and project managers. Server products revenue is mainly affected by purchases through volume licensing programs, licenses sold to OEMs, and retail packaged products. CALs provide access rights to certain server products, including SQL Server and Windows Server, and revenue is reported along with the associated server product.

GitHub includes both cloud and on-premises offerings. GitHub provides a collaboration platform for developers to manage code and incorporate AI and agent-based tools across the software development lifecycle. Health and Life Sciences cloud services provides AI solutions to the healthcare industry.

Enterprise and Partner Services

Enterprise and partner services assist customers in developing, deploying, and managing Microsoft server solutions, Microsoft desktop solutions, and conversational AI and ambient intelligent solutions, along with providing training and certification to developers and IT professionals on various Microsoft products.

Competition

Azure faces diverse competition from cloud service providers and open-source offerings. Azure's competitive advantage includes enabling a hybrid cloud, allowing deployment of existing datacenters with our public cloud into a single, cohesive infrastructure, and the ability to run at a scale that meets the needs of businesses of all sizes and

complexities. Our AI offerings compete with AI products from hyperscalers, as well as products from other emerging competitors and other open-source offerings, many of which are also current or potential partners. Our Azure Security offerings include our cloud security solution and our security information and event management solution, which compete with providers in the cybersecurity and cloud security space. We believe our cloud's global scale, coupled with our broad portfolio of identity and security solutions, allows us to effectively solve complex cybersecurity challenges for our customers and differentiates us from the competition.

Our server products face competition from a wide variety of server operating systems and applications offered by companies with a range of market approaches. Vertically integrated computer manufacturers offer their own versions of the Unix operating system preinstalled on server hardware and nearly all computer manufacturers offer server hardware for the Linux operating system.

We compete to provide enterprise-wide computing and point solutions with numerous commercial software vendors that offer solutions and middleware technology platforms, software applications for connectivity, security, hosting, database, and e-business servers.

Our database, business intelligence, and data warehousing solutions offerings compete with products from providers in the data and analytics industry. Our system management solutions compete with server management and server virtualization platform providers. Our products for software developers compete against offerings from major technology providers, as well as open-source alternatives.

We believe our server products provide customers with advantages in performance, total costs of ownership, and productivity by delivering superior applications, development tools, compatibility with a broad base of hardware and software applications, security, and manageability.

Our Enterprise and partner services business competes with a wide range of companies that provide strategy and business planning, application development, and infrastructure services, including multinational consulting firms and small niche businesses focused on specific technologies.

More Personal Computing

Our More Personal Computing segment consists of products and services that put customers at the center of the experience with our technology. This segment primarily comprises:

- Windows and Devices, including Windows OEM licensing (Windows Pro and non-Pro licenses sold through the OEM channel) and Devices, comprising Surface and PC accessories.
- XBOX (formerly Gaming), including XBOX hardware and XBOX content and services, comprising first- and third-party content (including games and in-game content), XBOX Game Pass and other subscriptions, XBOX Cloud Gaming, advertising, and other cloud services.
- Search advertising (formerly Search and news advertising), comprising Bing, Copilot, Microsoft News, Microsoft Edge, and third-party affiliates.

Windows and Devices

The Windows operating system is designed to deliver a more personal computing experience for users by enabling consistency of experience, applications, and information across their devices. Windows OEM revenue is impacted significantly by the number of Windows operating system licenses purchased by OEMs, which they pre-install on the devices they sell. In addition to computing device market volume, Windows OEM revenue is impacted by:

- The mix of computing devices based on form factor and screen size.
- Differences in device market demand between developed markets and growth markets.
- Growth of the AI PC category.
- Attachment of Windows to devices shipped.

- Customer mix between consumer, small and medium businesses, and large enterprises.
- Changes in inventory levels in the OEM channel.
- Pricing changes and promotions, pricing variation that occurs when the mix of devices manufactured shifts from local and regional system builders to large multinational OEMs, and different pricing of Windows versions licensed.
- Constraints in the supply chain of device components.
- Piracy.

We design and sell devices, such as Surface (including Copilot+ PCs) and PC accessories. Our devices are designed to enable people and organizations to connect to the people and content that matter most using Windows and integrated Microsoft products and services. Surface is designed to help organizations, students, and consumers be more productive. Growth in Devices is dependent on total PC shipments, the ability to attract new customers, our product roadmap, and expanding into new categories.

XBOX

Microsoft is expanding how billions of people globally access and play video games on PC, console, mobile, and cloud. Our game content is developed through a collection of first-party studios creating iconic and differentiated gaming experiences. We continue to invest in gaming studios and content to expand our intellectual property roadmap and leverage new content creators. These unique gaming experiences are the cornerstone of XBOX Game Pass, a subscription service and gaming community with access to a curated library of first- and third-party titles.

The gamer remains at the heart of the XBOX ecosystem. We are identifying new opportunities to attract gamers across a variety of different end points through our first- and third-party content and business diversification across subscriptions, ads, and digital stores. We've seen new devices from third-party manufacturers along with key PC and mobile end points that help us empower gamers to play in a way that is most convenient to them. We are focused on growing the platform and expanding to new ecosystems to engage as many gamers as possible.

XBOX enables people to connect and share online gaming experiences that are accessible on XBOX consoles, Windows-enabled devices, and other devices. XBOX is designed to benefit users by providing access to a network of certified applications and services and to benefit our developer and partner ecosystems by providing access to a large customer base. XBOX revenue is mainly affected by subscriptions and sales of first- and third-party content, as well as advertising. Growth of our XBOX business is determined by the overall active user base through XBOX enabled content, availability of games, providing exclusive game content that gamers seek, the computational power and reliability of the devices used to access our content and services, and the ability to create new experiences.

Search Advertising

Our Search advertising business is designed to deliver relevant search, native, and display advertising to a global audience. Microsoft Copilot is a digital companion designed to inform, entertain, and inspire. Our Microsoft Edge browser and Bing search engine with Copilot are key tools to enable user acquisition and engagement, while our technology platform enables accelerated delivery of digital advertising solutions. In addition to first-party tools, we have several partnerships with companies through which we provide and monetize search offerings. Growth depends on our ability to attract new users, understand intent, and match intent with relevant content on advertising offerings.

Competition

Windows faces competition from various software products and from alternative platforms and devices. We believe Windows competes effectively by giving customers choice, value, flexibility, security, an easy-to-use interface, and compatibility with a broad range of hardware and software applications, including those that enable productivity.

Devices face competition from various computer, tablet, and hardware manufacturers who offer a unique combination of high-quality industrial design and innovative technologies across various price points. Many of these manufacturers are also current or potential partners and customers, including our Windows OEMs.

XBOX and our cloud gaming services face competition from various online gaming ecosystems and game streaming services. Our gaming platform competes with other console platforms. We believe our gaming platform is effectively positioned against, and uniquely differentiated from, competitive products and services based on significant innovation in hardware architecture, user interface, developer tools, online gaming and entertainment services, and continued strong content from our own first-party game franchises as well as other digital content offerings.

Our Search advertising business competes with search engines, and a wide array of websites, social platforms, and portals that provide content and online offerings to end users.

HUMAN CAPITAL RESOURCES

As of June 30, 2026, we employed approximately 223,000 people on a full-time basis, 121,000 in the U.S. and 102,000 internationally. Of the total employees, 89,000 were in operations, including product support and consulting services, datacenter operations, and manufacturing and distribution; 77,000 were in product research and development; 43,000 were in sales and marketing; and 14,000 were in general and administration. Certain employees are subject to collective bargaining agreements.

We design our programs to attract, reward, and retain top talent while fostering continuous employee development and reinforcing our organizational culture and values. Our total compensation offering is both highly differentiated and competitive within the market, and we also monitor pay equity across multiple dimensions. We have invested significantly in employee wellbeing and offer a differentiated benefits package which includes many physical, emotional, and financial wellness programs. We also provide access to continuous learning through a wide range of internal and external content, supporting professional growth across roles and disciplines. Through our employee listening systems, we gather direct feedback from our workforce, enabling us to adapt our programs and address employee needs globally with real-time insights. Additionally, our culture prioritizes the security of both our customers and Microsoft, embedding this responsibility across all teams and functions.

OPERATIONS

We have a global operations service center covering the Americas, Asia Pacific, Europe, and the Middle East that supports our business operations, including customer contract and order processing, billing, credit and collections, customer lifecycle AI and cloud operations, and vendor management and logistics.

In addition to our operations center, we also operate datacenters throughout each of these regions. We continue to align our datacenter locations and server capacity to meet the evolving needs of our customers, particularly given the growing demand for AI services. Our datacenters depend on the availability of permitted and buildable land, predictable energy, networking supplies, and servers, including graphics processing units and other components.

We engage third-party manufacturers to produce our devices and have implemented measures to enhance supply chain efficiency and resilience, including the ability to relocate production geographically.

There are few qualified suppliers for certain components of our servers and devices. Extended or unforeseen disruptions, or limited availability of components from these suppliers could impact our ability to operate our datacenters and manufacture devices on time to meet consumer demand.

RESEARCH AND DEVELOPMENT

Product and Service Development

Our success is based on our ability to create new and compelling products, services, and experiences for our users, initiate and embrace disruptive technology trends, enter new geographic and product markets, and drive broad

adoption of our products and services. We make significant investments in research and development for new and existing products, services, and technologies, including tools and platforms spanning digital work and life experiences, cloud computing, AI, devices, security, and operating systems.

We develop most of our products and services internally which allows us to maintain competitive advantages that come from product differentiation and closer technical control over our products and services. It also gives us the freedom to decide which modifications and enhancements are most important and when they should be implemented. We strive to obtain information as early as possible about changing usage patterns and hardware advances that may affect software and hardware design. Before releasing new software platforms, and as we make significant modifications to existing platforms, we provide application vendors with a range of resources and guidelines for development, training, and testing.

We plan to continue to make significant investments in a broad range of product research and development activities, including AI-based products and services. We will coordinate our research and development across operating segments and leverage the results across the company, as appropriate. This includes continuing to support fundamental research, which provides us with a unique perspective on future trends and contributes to our innovation.

Intellectual Property

We protect our intellectual property investments in a variety of ways. We work actively in the U.S. and internationally to ensure the enforcement of copyright, patent, trademark, trade secret, and other protections that apply to our software and hardware products, services, business plans, and branding. While we employ much of our internally-developed intellectual property in our products and services, we also engage in outbound licensing of specific patented technologies that are incorporated into licensees' products. From time to time, we enter into broader cross-license agreements with other technology companies covering entire groups of patents. We may also purchase or license technology that we incorporate into our products and services. At times, we make select intellectual property broadly available at no or low cost to achieve a strategic objective, such as promoting industry standards, advancing interoperability, supporting societal and/or environmental efforts, or attracting and enabling our external development community. Our engagement with open-source software also causes us to license our intellectual property rights broadly in certain situations.

While it may be necessary in the future to seek or renew licenses relating to various aspects of our products and services, we believe, based upon past experience and industry practice, such licenses generally can be obtained on commercially reasonable terms. We believe our continuing research and product development are not materially dependent on any single license or other agreement with a third-party relating to the development of our products.

DISTRIBUTION, SALES, AND MARKETING

Distribution occurs through a combination of direct and indirect channels. Direct sales activities serve customers ranging from large multinational enterprises and public sector organizations to small and medium-sized businesses. Indirect sales activities serve customers through a broad network of partners that support the sale, deployment, and management of Microsoft products and services worldwide.

The indirect channel extends the reach of commercial offerings and supports customers across industries, geographies, and organization sizes. Sales and distribution models continue to evolve to support cloud-based, subscription-based, and consumption-based offerings while maintaining multiple options through which customers may acquire and manage our products and services.

OEMs license and preinstall certain Microsoft software on devices that are sold to end customers. In addition, certain products and services are available through online purchasing channels and digital marketplaces.

LICENSING OPTIONS

We offer a range of volume purchasing programs that enable organizations of varying sizes to acquire software, cloud services, and related support benefits through direct and partner-assisted purchasing arrangements. These programs provide customers with flexible purchasing, deployment, and management options and are tailored to large enterprises, mid-sized organizations, small businesses, educational institutions, and government entities.

GOVERNMENT REGULATION

We are subject to a wide range of laws, regulations, and legal requirements in the U.S. and globally, including those that may apply to our products, services, and infrastructure, and those that impose requirements related to user privacy, telecommunications, data storage and protection, advertising, and online content. These requirements are continually evolving, and they can be unclear and vary significantly across jurisdictions. We have implemented comprehensive compliance programs across our operations to adapt to these changes and to maintain customer and regulator confidence. We monitor regulatory developments around the world and implement policies, controls, and technical safeguards so that our operations, products, and services meet applicable legal standards. Our business teams, with legal support, manage the compliance programs and prepare external regulatory and commercial reporting, and our internal audit teams conduct reviews of the programs and processes. While we have a unified approach to regulatory compliance, some of the programs and processes are tailored to meet specific regulatory obligations, such as with the creation of independent compliance functions required by the European Union ("EU") Digital Markets Act and the EU Digital Services Act, which oversee, monitor, and assess the company's compliance with these acts.

For a description of the risks we face related to regulatory matters, refer to Risk Factors in our fiscal year 2026 Form 10-K.

AVAILABLE INFORMATION

Our Internet address is www.microsoft.com. At our Investor Relations website, www.microsoft.com/investor, we make available free of charge a variety of information for investors. Our goal is to maintain the Investor Relations website as a portal through which investors can easily find or navigate to pertinent information about us, including:

- Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports, as soon as reasonably practicable after we electronically file that material with, or furnish it to, the Securities and Exchange Commission ("SEC") at www.sec.gov.
- Information on our business strategies, financial results, and metrics for investors.
- Announcements of investor conferences, speeches, and events at which our executives talk about our product, service, and competitive strategies. Archives of these events are also available.
- Press releases on quarterly earnings, product and service announcements, and legal developments.
- Corporate governance information including our articles of incorporation, bylaws, governance guidelines, committee charters, codes of conduct and ethics, corporate responsibility initiatives, and other governance-related policies.
- Other news and announcements that we may post from time to time that investors might find useful or interesting.
- Opportunities to sign up for email alerts to have information pushed in real time.

We publish a variety of reports and resources related to our Corporate Responsibility programs and progress on our Reports Hub website, www.microsoft.com/corporate-responsibility/reports-hub, including the Environmental Sustainability Report, Microsoft Digital Defense Report, and Microsoft Impact Summary.

The information found on these websites is not part of, or incorporated by reference into, this or any other report we file with, or furnish to, the SEC. In addition to these channels, we use social media to communicate to the public. It is possible that the information we post on social media could be deemed to be material to investors. We encourage investors, the media, and others interested in Microsoft to review the information we post on the social media channels listed on our Investor Relations website.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is intended to help the reader understand the results of operations and financial condition of Microsoft Corporation. MD&A is provided as a supplement to, and should be read in conjunction with, our consolidated financial statements and the accompanying Notes to Financial Statements. This section generally discusses the results of our operations for the year ended June 30, 2026 compared to the year ended June 30, 2025. For a discussion of the year ended June 30, 2025 compared to the year ended June 30, 2024, please refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended June 30, 2025.

OVERVIEW

Microsoft is a technology company committed to making digital technology and artificial intelligence ("AI") available broadly and doing so responsibly, with a mission to empower every person and every organization on the planet to achieve more. We create platforms and applications, powered by AI, that deliver innovative solutions that meet the evolving needs of our customers.

We generate revenue by offering a wide range of cloud-based solutions, content, and other services to people and businesses; licensing and supporting an array of software products; delivering relevant online advertising to a global audience; and designing and selling devices. Our most significant expenses are related to compensating employees; supporting and investing in our cloud-based services, including datacenter operations; designing, manufacturing, marketing, and selling our other products and services; and income taxes.

Highlights from fiscal year 2026 compared with fiscal year 2025 included:

- Microsoft Cloud revenue increased 27% to $214.4 billion.
- Commercial remaining performance obligation increased 84% to $678 billion.
- Microsoft 365 Commercial cloud revenue increased 17%.
- Microsoft 365 Consumer cloud revenue increased 28%.
- LinkedIn revenue increased 11%.
- Dynamics 365 revenue increased 18%.
- Azure and other cloud services revenue increased 41%.
- Windows OEM and Devices revenue decreased slightly.
- XBOX content and services revenue decreased 5%.
- Search advertising (formerly Search and news advertising) revenue excluding traffic acquisition costs increased 12%.

Industry Trends and Opportunities

Our industry is dynamic and highly competitive, with frequent changes in both technologies and business models. Each industry shift is an opportunity to conceive new products, new technologies, or new ideas that can further transform the industry and our business. At Microsoft, we push the boundaries of what is possible through a broad range of research and development activities that seek to identify and address the changing demands of customers and users, industry trends, and competitive forces.

We have a long-term strategic partnership with OpenAI which was originally established in 2019. In October 2025 and April 2026, we extended this partnership and continue to build on our shared vision to advance artificial intelligence responsibly and make its benefits broadly accessible. Microsoft is a major investor in OpenAI and will continue to receive revenue-sharing payments. We hold rights to OpenAI's intellectual property, including models and infrastructure, for integration into our products.

Economic Conditions, Challenges, and Risks

The markets for software, devices, and cloud-based services are dynamic and highly competitive. Our competitors are developing new software and devices, while also deploying competing cloud-based services for consumers and businesses. The devices and form factors customers prefer evolve rapidly, influencing how users access services in the cloud and, in some cases, the user's choice of which suite of cloud-based services to use. Aggregate demand for our software, services, and devices is also correlated to global macroeconomic and geopolitical factors, which remain dynamic. We must continue to evolve and adapt over an extended time in pace with this changing environment.

The investments we are making in cloud and AI infrastructure and devices will continue to increase our operating costs and may decrease our operating margins. We continue to identify and evaluate opportunities to expand our datacenter locations and increase our server capacity to meet the evolving needs of our customers, particularly given the growing demand for AI services. Our datacenters depend on the availability of permitted and buildable land, predictable energy, networking supplies, and servers, including graphics processing units and other components. Our devices are primarily manufactured by third-party contract manufacturers. For the majority of our products, we have the ability to use other manufacturers if a current vendor becomes unavailable or unable to meet our requirements. However, some of our products contain certain components for which there are very few qualified suppliers. Extended or unforeseen disruptions, or limited availability of components from these suppliers could impact our ability to operate our datacenters and manufacture devices on time to meet consumer demand.

Our success is highly dependent on our ability to attract and retain qualified employees. We hire a mix of university and industry talent worldwide. We compete for talented individuals globally by offering an exceptional working environment, broad customer reach, scale in resources, the ability to grow one's career across many different products and businesses, and competitive compensation and benefits.

Our international operations provide a significant portion of our total revenue and expenses. Many of these revenue and expenses are denominated in currencies other than the U.S. dollar. As a result, changes in foreign exchange rates may significantly affect revenue and expenses. Fluctuations in the U.S. dollar relative to certain foreign currencies increased reported revenue and did not have a material impact on reported expenses from our international operations in fiscal year 2026.

Further, global, regional, and local economic developments and changes in global trade policies such as restrictions on international trade, including tariffs and other controls on imports or exports, could result in increased supply chain challenges, cost volatility, and consumer and economic uncertainty which may adversely affect our results of operations.

Refer to Risk Factors in our fiscal year 2026 Form 10-K for a discussion of these factors and other risks.

Seasonality

Our revenue fluctuates quarterly and is generally higher in the fourth quarter of our fiscal year. Fourth quarter revenue is driven by a higher volume of multi-year contracts executed during the period.

Reportable Segments

We report our financial performance based on the following three segments: Productivity and Business Processes, Intelligent Cloud, and More Personal Computing. The segment amounts included in MD&A are presented on a basis consistent with our internal management reporting.

Additional information on our reportable segments is contained in Note 18 – Segment Information and Geographic Data of the Notes to Financial Statements.

Metrics

We use metrics in assessing the performance of our business and to make informed decisions regarding the allocation of resources. We disclose metrics to enable investors to evaluate progress against our ambitions, provide transparency into performance trends, and reflect the continued evolution of our products and services. Our commercial and other business metrics are fundamentally connected based on how customers use our products and services. The metrics are disclosed in the MD&A or the Notes to Financial Statements. Financial metrics are calculated based on financial results prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), and growth comparisons relate to the corresponding period of last fiscal year.

In the first quarter of fiscal year 2026, we made updates to our metrics to align with how we manage and monitor certain businesses. As part of these updates, Microsoft 365 Consumer subscribers was removed as a metric.

Commercial

Our commercial business primarily consists of Server products and cloud services, Microsoft 365 Commercial products and cloud services, the commercial portion of LinkedIn, Dynamics products and cloud services, and Enterprise and partner services. Our commercial metrics allow management and investors to assess the overall health of our commercial business and include leading indicators of future performance.

Commercial remaining performance obligation	Commercial portion of revenue allocated to remaining performance obligations, which includes unearned revenue and amounts that will be invoiced and recognized as revenue in future periods
Microsoft Cloud revenue and revenue growth	Revenue from Microsoft 365 Commercial cloud, Azure and other cloud services, the commercial portion of LinkedIn, and Dynamics 365
Microsoft Cloud gross margin percentage	Gross margin percentage for our Microsoft Cloud business

Productivity and Business Processes and Intelligent Cloud

Metrics related to our Productivity and Business Processes and Intelligent Cloud segments assess the health of our core businesses within these segments. The metrics primarily reflect growth across our cloud services.

Microsoft 365 Commercial cloud revenue growth	Revenue from Microsoft 365 Commercial subscriptions, comprising Microsoft 365 Commercial, Enterprise Mobility + Security, the cloud portion of Windows Commercial, the per-user portion of Power BI, Exchange, SharePoint, Microsoft Teams, Microsoft 365 Security and Compliance, and Microsoft 365 Copilot
Microsoft 365 Commercial seat growth	The number of Microsoft 365 Commercial seats at end of period where seats are paid users covered by a Microsoft 365 Commercial subscription
Microsoft 365 Consumer cloud revenue growth	Revenue from Microsoft 365 Consumer subscriptions and other consumer services
LinkedIn revenue growth	Revenue from LinkedIn, including Talent Solutions, Marketing Solutions, Premium Subscriptions, and Sales Solutions

Dynamics 365 revenue growth	Revenue from Dynamics 365, including a set of intelligent, cloud-based applications across ERP, CRM, Power Apps, and Power Automate
Azure and other cloud services revenue growth	Revenue from Azure and other cloud services, including cloud and AI consumption-based services, GitHub cloud services, Health and Life Sciences cloud services (formerly Nuance Healthcare cloud services), virtual desktop offerings, and other cloud services

More Personal Computing

Metrics related to our More Personal Computing segment assess the performance of our key consumer businesses.

Windows OEM and Devices revenue growth	Revenue from sales of Windows Pro and non-Pro licenses sold through the OEM channel and sales of first-party Devices, including Surface and PC accessories
XBOX content and services revenue growth	Revenue from XBOX content and services, comprising first- and third-party content (including games and in-game content), XBOX Game Pass and other subscriptions, XBOX Cloud Gaming, advertising, and other cloud services
Search advertising revenue (ex TAC) growth	Revenue from search advertising excluding traffic acquisition costs ("TAC") paid to Bing Ads network publishers and content partners

SUMMARY RESULTS OF OPERATIONS

(In millions, except percentages and per share amounts)	2026	2025	Percentage Change
Revenue	**$ 331,839**	$ 281,724	18%
Gross margin	**225,465**	193,893	16%
Operating income	**155,237**	128,528	21%
Net income	**133,749**	101,832	31%
Diluted earnings per share	**17.95**	13.64	32%
Adjusted net income (non-GAAP)	**128,786**	105,452	22%
Adjusted diluted earnings per share (non-GAAP)	**17.28**	14.13	22%

Adjusted net income and adjusted diluted earnings per share ("EPS") are non-GAAP financial measures. These non-GAAP financial measures exclude net gains and losses from investments in OpenAI. Refer to the Non-GAAP Financial Measures section below for a reconciliation of our financial results reported in accordance with GAAP to non-GAAP financial results.

Fiscal Year 2026 Compared with Fiscal Year 2025

Revenue increased $50.1 billion or 18% driven by growth in Microsoft Cloud. Intelligent Cloud revenue increased driven by Azure. Productivity and Business Processes revenue increased driven by Microsoft 365 Commercial cloud. More Personal Computing revenue decreased driven by XBOX (formerly Gaming), offset in part by growth in Search advertising.

Cost of revenue increased $18.5 billion or 21% driven by growth in Microsoft Cloud.

Gross margin increased $31.6 billion or 16% with growth across each of our segments.

- Gross margin percentage decreased slightly driven by continued investments in AI infrastructure and growing AI product usage, offset in part by efficiency gains across the Microsoft Cloud.
- Microsoft Cloud gross margin percentage decreased to 66% driven by continued investments in AI infrastructure and growing AI product usage, offset in part by efficiency gains in Azure and Microsoft 365 Commercial cloud.

Operating expenses increased $4.9 billion or 7% driven by continued investments in research and development compute capacity, AI talent, and data to support product development that benefits the entire portfolio, impairment and other related expenses in our XBOX business, investments in commercial sales, and higher Copilot advertising expenses.

Operating income increased $26.7 billion or 21% driven by growth in Productivity and Business Processes and Intelligent Cloud.

Revenue and operating income both included a favorable foreign currency impact of 2%.

Current year net income and diluted EPS were positively impacted by net gains from investments in OpenAI, which resulted in an increase in net income and diluted EPS of $5.0 billion and $0.67, respectively. Prior year net income and diluted EPS were negatively impacted by net losses from investments in OpenAI, which resulted in a decrease in net income and diluted EPS of $3.6 billion and $0.49, respectively.

SEGMENT RESULTS OF OPERATIONS

(In millions, except percentages)	2026	2025	Percentage Change
Productivity and Business Processes			
Revenue	**$ 139,996**	$ 120,810	16%
Cost of revenue	**25,017**	22,422	12%
Operating expenses	**31,100**	28,615	9%
Operating income	**$ 83,879**	$ 69,773	20%
Intelligent Cloud			
Revenue	**$ 137,791**	$ 106,265	30%
Cost of revenue	**57,876**	40,171	44%
Operating expenses	**22,943**	21,505	7%
Operating income	**$ 56,972**	$ 44,589	28%
More Personal Computing			
Revenue	**$ 54,052**	$ 54,649	(1)%
Cost of revenue	**23,481**	25,238	(7)%
Operating expenses	**16,185**	15,245	6%
Operating income	**$ 14,386**	$ 14,166	2%
Total			
Revenue	**$ 331,839**	$ 281,724	18%
Cost of revenue	**106,374**	87,831	21%
Operating expenses	**70,228**	65,365	7%
Operating income	**$ 155,237**	$ 128,528	21%

Reportable Segments

Fiscal Year 2026 Compared with Fiscal Year 2025

Productivity and Business Processes

Revenue increased $19.2 billion or 16%.

- Microsoft 365 Commercial products and cloud services revenue increased $14.2 billion or 16%. Microsoft 365 Commercial cloud revenue grew 17% with growth in revenue per user driven by Microsoft 365 Copilot and Microsoft 365 E5. Microsoft 365 Commercial seats grew 6% driven by small and medium businesses and frontline worker offerings. Microsoft 365 Commercial products revenue grew 13% driven by growth in the Windows Commercial on-premises components of Microsoft 365 suite sales, as well as an increase in Office 2024 transactional purchasing.
- Microsoft 365 Consumer products and cloud services revenue increased $1.8 billion or 24%. Microsoft 365 Consumer cloud revenue grew 28% driven by growth in revenue per user and Microsoft 365 Consumer subscriber growth of 7%.
- LinkedIn revenue increased $2.0 billion or 11% with growth across all lines of business.
- Dynamics products and cloud services revenue increased $1.2 billion or 15% driven by growth in Dynamics 365. Dynamics 365 revenue grew 18% with growth across all workloads.

Operating income increased $14.1 billion or 20%.

- Cost of revenue increased $2.6 billion or 12% driven by investments in AI infrastructure to support Microsoft 365 Copilot seat and usage growth.
- Gross margin increased $16.6 billion or 17% driven by growth in Microsoft 365 Commercial cloud. Gross margin percentage increased slightly primarily driven by efficiency gains in Microsoft 365 Commercial cloud, offset in part by continued investments in AI infrastructure and growing AI product usage.
- Operating expenses increased $2.5 billion or 9% driven by continued investments in research and development compute capacity, AI talent, and data to support product development that benefits the entire portfolio, as well as investments in commercial sales and higher Copilot advertising expenses.

Revenue, gross margin, and operating income included a favorable foreign currency impact of 2%, 3%, and 3%, respectively.

Intelligent Cloud

Revenue increased $31.5 billion or 30%.

- Server products and cloud services revenue increased $31.0 billion or 31% driven by Azure and other cloud services. Azure and other cloud services revenue grew 41% driven by demand for services across the platform with continued growth across all workloads. Server products revenue increased 1% primarily driven by higher purchases of licenses running in multi-cloud environments, offset in part by continued customer shift to cloud.
- Enterprise and partner services revenue increased $500 million or 6% driven by growth in Enterprise Support Services.

Operating income increased $12.4 billion or 28%.

- Cost of revenue increased $17.7 billion or 44% driven by investments in AI infrastructure to support growing customer demand.
- Gross margin increased $13.8 billion or 21% driven by growth in Azure. Gross margin percentage decreased driven by the continued investments in AI infrastructure as well as sales mix shift to Azure, offset in part by efficiency gains in Azure.

- Operating expenses increased $1.4 billion or 7% driven by continued investments in research and development compute capacity, AI talent, and data to support product development that benefits the entire portfolio.

Cost of revenue included an unfavorable foreign currency impact of 2%.

More Personal Computing

Revenue decreased $597 million or 1%.

- Windows and Devices revenue decreased $230 million or 1%. Windows OEM and Devices revenue decreased slightly driven by a decline in Devices, offset in part by Windows OEM growth of 5% with inventory levels that remained elevated.
- XBOX revenue decreased $1.7 billion or 7% driven by declines in XBOX content and services and XBOX hardware. XBOX content and services revenue decreased 5% on a prior year comparable that benefited from strong first-party content performance, offset in part by growth in XBOX Game Pass. XBOX hardware revenue decreased 29% driven by lower volume of consoles sold.
- Search advertising revenue increased $1.3 billion or 9%. Search advertising revenue excluding traffic acquisition costs increased 12% driven by higher search volume and revenue per search, as well as benefit from third-party partnerships.

Operating income increased $220 million or 2%.

- Cost of revenue decreased $1.8 billion or 7% driven by lower hardware sales.
- Gross margin increased $1.2 billion or 4% driven by growth in Search advertising and Windows OEM. Gross margin percentage increased driven by sales mix shift to higher margin businesses.
- Operating expenses increased $940 million or 6% driven by impairment and other related expenses in our XBOX business and continued investments in research and development compute capacity, AI talent, and data to support product development that benefits the entire portfolio.

Operating income included a favorable foreign currency impact of 2%.

OPERATING EXPENSES

Research and Development

(In millions, except percentages)	2026	2025	Percentage Change
Research and development	**$ 35,562**	$ 32,488	9%
As a percent of revenue	**11%**	12%	(1)ppt

Research and development expenses include payroll, stock-based compensation expense, employee benefits, and other headcount-related expenses associated with product development. Research and development expenses also include technology development costs, including AI training and other infrastructure costs, third-party development and programming costs, and the depreciation and amortization of assets used to conduct research and development.

Fiscal Year 2026 Compared with Fiscal Year 2025

Research and development expenses increased $3.1 billion or 9% driven by continued investments in compute capacity, AI talent, and data to support product development that benefits the entire portfolio, as well as impairment and other related expenses in our XBOX business.

Sales and Marketing

(In millions, except percentages)	2026	2025	Percentage Change
Sales and marketing	**$ 26,710**	$ 25,654	4%
As a percent of revenue	**8%**	9%	(1)ppt

Sales and marketing expenses include payroll, stock-based compensation expense, employee benefits, and other headcount-related expenses associated with sales and marketing personnel, and the costs of advertising, promotions, trade shows, seminars, and other programs.

Fiscal Year 2026 Compared with Fiscal Year 2025

Sales and marketing expenses increased $1.1 billion or 4% driven by investments in commercial sales and higher Copilot advertising expenses.

General and Administrative

(In millions, except percentages)	2026	2025	Percentage Change
General and administrative	**$ 7,956**	$ 7,223	10%
As a percent of revenue	**2%**	3%	(1)ppt

General and administrative expenses include payroll, employee benefits, stock-based compensation expense, and other headcount-related expenses associated with finance, legal, facilities, certain human resources and other administrative personnel, certain taxes, and legal and other administrative fees.

Fiscal Year 2026 Compared with Fiscal Year 2025

General and administrative expenses increased $733 million or 10% driven by higher legal expenses and gains on divestitures in the prior period.

OTHER INCOME (EXPENSE), NET

The components of other income (expense), net were as follows:

(In millions)		
Year Ended June 30,	**2026**	**2025**
Interest and dividends income	**$ 3,301**	$ 2,647
Interest expense	**(3,051)**	(2,385)
Net recognized gains (losses) on investments	**4,385**	(349)
Net gains (losses) on derivatives	**1,867**	(260)
Net gains (losses) on foreign currency remeasurements	**(527)**	171
Other, net	**4,722**	(4,725)
Total	**$ 10,697**	$ (4,901)

We use derivative instruments to manage risks related to foreign currencies, interest rates, equity prices, and credit; to enhance investment returns; and to facilitate portfolio diversification. Gains and losses from changes in fair values of derivatives that are not designated as hedging instruments are primarily recognized in other income (expense), net.

Other income (expense), net included $6.5 billion of net gains and $4.8 billion of net losses for fiscal years 2026 and 2025, respectively, from investments in OpenAI, primarily net recognized gains (losses) on our equity method investment reflected in Other, net. The net gains recorded for fiscal year 2026 primarily relate to the dilution gain from the OpenAI Recapitalization.

Fiscal Year 2026 Compared with Fiscal Year 2025

Interest and dividends income increased primarily due to higher portfolio balances and higher yields on debt securities. Interest expense increased primarily due to higher finance lease interest expense, offset in part by higher capitalization of debt interest expense. Net recognized gains on investments increased primarily due to higher gains on equity securities and lower impairments in the current period. Net gains on derivatives increased primarily due to gains on equity derivatives in the current period as compared to losses in the prior period. Other, net primarily reflects net recognized gains on equity method investments, including OpenAI.

INCOME TAXES

Effective Tax Rate

Our effective tax rate for fiscal years 2026 and 2025 was 19% and 18%, respectively. The increase in our effective tax rate was primarily due to changes in the mix of our earnings and tax expenses between the U.S. and foreign countries.

Our effective tax rate was lower than the U.S. federal statutory rate, primarily due to earnings taxed at lower rates in foreign jurisdictions resulting from producing and distributing our products and services through our foreign regional operations center in Ireland.

The mix of income before income taxes between the U.S. and foreign countries impacted our effective tax rate as a result of the geographic distribution of, and customer demand for, our products and services. In fiscal year 2026, our U.S. income before income taxes was $103.6 billion and our foreign income before income taxes was $62.3 billion. In fiscal year 2025, our U.S. income before income taxes was $69.2 billion and our foreign income before income taxes was $54.4 billion.

Uncertain Tax Positions

We remain under audit by the IRS for tax years 2014 to 2017. With respect to the audit for tax years 2004 to 2013, on September 26, 2023, we received Notices of Proposed Adjustment (“NOPAs”) from the IRS. The primary issues in the NOPAs relate to intercompany transfer pricing. In the NOPAs, the IRS is seeking an additional tax payment of $28.9 billion plus penalties and interest. As of June 30, 2026, we believe our allowances for income tax contingencies are adequate. We disagree with the proposed adjustments and will vigorously contest the NOPAs through the IRS’s administrative appeals office and, if necessary, judicial proceedings.

We are subject to income tax in many jurisdictions outside the U.S., some of which are currently under audit by local tax authorities. The resolution of these audits is not expected to be material to our consolidated financial statements. Our operations in Ireland remain subject to examination for tax years 2021 and thereafter.

NON-GAAP FINANCIAL MEASURES

Adjusted other income (expense), net, adjusted net income, and adjusted diluted EPS are non-GAAP financial measures which exclude net (gains) losses from investments in OpenAI. We believe these non-GAAP measures aid investors by providing additional insight into our financial performance and help clarify trends affecting our business. For comparability of reporting, management considers non-GAAP measures in conjunction with GAAP financial results in evaluating business performance. These non-GAAP financial measures presented should not be considered a substitute for, or superior to, the measures of financial performance prepared in accordance with GAAP.

The following table reconciles our financial results reported in accordance with GAAP to non-GAAP financial results:

(In millions, except percentages and per share amounts)	2026	2025	2024	Percentage Change 2026 Versus 2025	Percentage Change 2025 Versus 2024
Other income (expense), net	**$ 10,697**	$ (4,901)	$ (1,646)	318%	(198)%
Net (gains) losses from investments in OpenAI	**(6,530)**	4,763	1,482	(237)%	221%
Adjusted other income (expense), net (non-GAAP)	**$ 4,167**	$ (138)	$ (164)	3,120%	16%
Net income	**$ 133,749**	$ 101,832	$ 88,136	31%	16%
Net (gains) losses from investments in OpenAI, net of tax of **$1,567**, $(1,143), and $(356)	**(4,963)**	3,620	1,126	(237)%	221%
Adjusted net income (non-GAAP)	**$ 128,786**	$ 105,452	$ 89,262	22%	18%
Diluted earnings per share	**$ 17.95**	$ 13.64	$ 11.80	32%	16%
Net (gains) losses from investments in OpenAI	**(0.67)**	0.49	0.15	(237)%	227%
Adjusted diluted earnings per share (non-GAAP)	**$ 17.28**	$ 14.13	$ 11.95	22%	18%

LIQUIDITY AND CAPITAL RESOURCES

We expect existing cash, cash equivalents, short-term investments, cash flows from operations, and access to capital markets to continue to be sufficient to fund our operating activities and cash commitments for investing and financing activities, such as dividends, share repurchases, debt maturities, and material capital expenditures, for at least the next 12 months and thereafter for the foreseeable future.

Cash, Cash Equivalents, and Investments

Cash, cash equivalents, and short-term investments totaled $76.8 billion and $94.6 billion as of June 30, 2026 and 2025, respectively. Equity and other investments were $36.3 billion and $15.4 billion as of June 30, 2026 and 2025, respectively. Our short-term investments are primarily intended to facilitate liquidity and capital preservation. They consist predominantly of highly liquid investment-grade fixed-income securities, diversified among industries and individual issuers. The investments are predominantly U.S. dollar-denominated securities, but also include foreign currency-denominated securities to diversify risk. Our fixed-income investments are exposed to interest rate risk and credit risk. The credit risk and average maturity of our fixed-income portfolio are managed to achieve economic returns that correlate to certain fixed-income indices. The settlement risk related to these investments is insignificant given that the short-term investments held are primarily highly liquid investment-grade fixed-income securities.

Valuation

In general, and where applicable, we use quoted prices in active markets for identical assets or liabilities to determine the fair value of our financial instruments. This pricing methodology applies to our Level 1 investments, such as U.S. government securities, common and preferred stock, and mutual funds. If quoted prices in active markets for identical assets or liabilities are not available to determine fair value, then we use quoted prices for similar assets and liabilities or inputs other than the quoted prices that are observable either directly or indirectly. This pricing methodology applies to our Level 2 investments, such as commercial paper, certificates of deposit, U.S. agency securities, foreign government bonds, mortgage- and asset-backed securities, corporate notes and bonds, and municipal securities. Level 3 investments are valued using internally-developed models with unobservable inputs. Assets and liabilities measured at fair value on a recurring basis using unobservable inputs are an immaterial portion of our portfolio.

A majority of our investments are priced by pricing vendors and are generally Level 1 or Level 2 investments as these vendors either provide a quoted market price in an active market or use observable inputs for their pricing without

applying significant adjustments. Broker pricing is used mainly when a quoted price is not available, the investment is not priced by our pricing vendors, or when a broker price is more reflective of fair values in the market in which the investment trades. Our broker-priced investments are generally classified as Level 2 investments because the broker prices these investments based on similar assets without applying significant adjustments. In addition, all our broker-priced investments have a sufficient level of trading volume to demonstrate that the fair values used are appropriate for these investments. Our fair value processes include controls that are designed to ensure appropriate fair values are recorded. These controls include model validation, review of key model inputs, analysis of period-over-period fluctuations, and independent recalculation of prices where appropriate.

Cash Flows

Cash from operations increased $46.8 billion to $182.9 billion for fiscal year 2026, primarily due to an increase in cash received from customers and a decrease in cash used to pay income taxes, offset in part by an increase in cash paid to suppliers. Cash used in financing increased $847 million to $52.5 billion for fiscal year 2026, primarily due to a $6.0 billion decrease in cash used for repayments of debt, offset in part by a $3.9 billion increase in common stock repurchases and a $2.4 billion increase in dividends paid. Cash used in investing increased $66.9 billion to $139.5 billion for fiscal year 2026, primarily due to a $51.4 billion increase in additions to property and equipment and a $22.2 billion increase in cash used in other investing primarily to facilitate the purchase of components, offset in part by a $4.2 billion decrease in cash used in the acquisition of companies, net of cash acquired and divestitures, and purchases of intangible and other assets and a $2.4 billion decrease in cash used in net investment purchases, sales, and maturities.

Debt Proceeds

We issue debt to take advantage of favorable pricing and liquidity in the debt markets, reflecting our credit rating. The proceeds of these issuances were or will be used for general corporate purposes, which may include, among other things, funding for working capital, capital expenditures, repurchases of capital stock, acquisitions, and repayment of existing debt. Refer to Note 10 – Debt of the Notes to Financial Statements.

Unearned Revenue

Unearned revenue comprises mainly unearned revenue related to volume licensing programs, which may include cloud services and Software Assurance (“SA”). Unearned revenue is generally invoiced annually at the beginning of each contract period for multi-year agreements and recognized ratably over the coverage period. Unearned revenue also includes payments for other offerings for which we have been paid in advance and earn the revenue when we transfer control of the product or service. Refer to Note 1 – Accounting Policies of the Notes to Financial Statements.

The following table outlines the expected future recognition of unearned revenue as of June 30, 2026:

(In millions)	
Three Months Ending	
September 30, 2026	**$ 28,589**
December 31, 2026	**22,556**
March 31, 2027	**15,457**
June 30, 2027	**6,363**
Thereafter	**2,747**
Total	**$ 75,712**

If our customers choose to license cloud-based versions of our products and services rather than licensing transaction-based products and services, the associated revenue will shift from being recognized at the time of the transaction to being recognized over the subscription period or upon consumption, as applicable. Refer to Note 12 – Unearned Revenue of the Notes to Financial Statements.

Material Cash Requirements and Other Obligations

Contractual Obligations

The following table summarizes the payments due by fiscal year for our outstanding contractual obligations as of June 30, 2026:

(In millions)	2027	Thereafter	Total
Long-term debt: [a]			
Principal payments	$ 9,250	$ 36,886	$ 46,136
Interest payments	1,405	24,148	25,553
Construction commitments [b]	29,848	4,718	34,566
Operating and finance leases, including imputed interest [c]	32,411	411,095	443,506
Purchase commitments [d]	169,008	25,052	194,060
Total	$ 241,922	$ 501,899	$ 743,821

(a) *Refer to Note 10 – Debt of the Notes to Financial Statements.*
(b) *Refer to Note 6 – Property and Equipment of the Notes to Financial Statements.*
(c) *Refer to Note 13 – Leases of the Notes to Financial Statements.*
(d) *Purchase commitments primarily relate to datacenters and include open purchase orders and take-or-pay contracts that are not presented as construction commitments above.*

Share Repurchases

During fiscal years 2026 and 2025, we repurchased 36 million shares and 31 million shares of our common stock for $16.7 billion and $13.0 billion, respectively, through our share repurchase program. All repurchases were made using cash resources. As of June 30, 2026, $40.6 billion remained of our $60 billion share repurchase program. Refer to Note 15 – Stockholders' Equity of the Notes to Financial Statements.

Dividends

During fiscal years 2026 and 2025, our Board of Directors declared dividends totaling $27.0 billion and $24.7 billion, respectively. We intend to continue returning capital to shareholders in the form of dividends, subject to declaration by our Board of Directors. Refer to Note 15 – Stockholders' Equity of the Notes to Financial Statements.

Other Planned Uses of Capital

We will continue to invest in sales, marketing, product support infrastructure, and existing and advanced areas of technology, as well as acquisitions that align with our business strategy. Additions to property and equipment will continue, including new facilities, datacenters, and computer systems for research and development, sales and marketing, support, and administrative staff. We will continue to invest in capital expenditures to support growth in our cloud offerings and our investments in AI training and other infrastructure. We have operating and finance leases for datacenters and related infrastructure, servers and network equipment, corporate offices, and research and development facilities. We have not engaged in any related party transactions or arrangements with unconsolidated entities or other persons that are reasonably likely to materially affect liquidity or the availability of capital resources.

RECENT ACCOUNTING GUIDANCE

Refer to Note 1 – Accounting Policies of the Notes to Financial Statements.

CRITICAL ACCOUNTING ESTIMATES

Our consolidated financial statements and accompanying notes are prepared in accordance with GAAP. Preparing consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. Critical accounting estimates are those estimates that involve a significant level of estimation uncertainty and could have a material impact on our financial condition or results of operations. We have critical accounting estimates in the areas of revenue recognition, measurement and impairment of investment securities, goodwill, research and development costs, legal and other contingencies, and income taxes.

Revenue Recognition

Our contracts with customers often include promises to transfer multiple products and services to a customer. Determining whether products and services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment. When a cloud-based service includes both on-premises software licenses and cloud services, judgment is required to determine whether the software license is considered distinct and accounted for separately, or not distinct and accounted for together with the cloud service and recognized over time. Certain cloud services, primarily Office 365, depend on a significant level of integration, interdependency, and interrelation between the desktop applications and cloud services, and are accounted for together as one performance obligation. Revenue from Office 365 is recognized ratably over the period in which the cloud services are provided.

Judgment is required to determine the standalone selling price ("SSP") for each distinct performance obligation. We use a single amount to estimate SSP for items that are not sold separately, including on-premises licenses sold with SA or software updates provided at no additional charge. We use a range of amounts to estimate SSP when we sell each of the products and services separately and need to determine whether there is a discount to be allocated based on the relative SSP of the various products and services.

In instances where SSP is not directly observable, such as when we do not sell the product or service separately, we determine the SSP using information that may include market conditions and other observable inputs. We typically have more than one SSP for individual products and services due to the stratification of those products and services by customers and circumstances. In these instances, we may use information such as the size of the customer and geographic region in determining the SSP.

Due to the various benefits from and the nature of our SA program, judgment is required to assess the pattern of delivery, including the exercise pattern of certain benefits across our portfolio of customers.

Our products are generally sold with a right of return, we may provide other credits or incentives, and in certain instances we estimate customer usage of our products and services, which are accounted for as variable consideration when determining the amount of revenue to recognize. Returns and credits are estimated at contract inception and updated at the end of each reporting period if additional information becomes available. Changes to our estimated variable consideration were not material for the periods presented.

Remaining performance obligations represent the revenue we expect to recognize for our products and services for which control has not yet been transferred to customers. We estimate total consideration to be received at the outset of the agreement and throughout the term of the agreement. Estimating the total consideration and revenue that will be allocated to remaining performance obligation can involve significant judgments, including identifying and assessing variable consideration and potential renegotiation of commitments. We consider factors such as the nature of the terms and duration of the contract across our portfolio of contracts.

Measurement and Impairment of Investment Securities

Investments purchased by Microsoft are typically accounted for as available-for-sale debt securities, equity investments with readily determinable fair values, or equity investments without readily determinable fair values measured using either the equity method when required or at cost less impairments, if any, with adjustments for

observable changes in price (referred to as the measurement alternative). Equity method investments may be recorded on a lag of up to three months when sufficient financial information is not available in a timely manner. For equity method investments recorded on a lag, we recognize the impact of intervening events that have a material impact on our consolidated financial statements in the period in which they occurred.

We review debt investments quarterly for credit losses and impairment. If the cost of an investment exceeds its fair value, we evaluate, among other factors, general market conditions, credit quality of debt instrument issuers, and the extent to which the fair value is less than cost. This determination requires significant judgment. In making this judgment, we employ a systematic methodology that considers available quantitative and qualitative evidence in evaluating potential impairment of our investments. In addition, we consider specific adverse conditions related to the financial health of, and business outlook for, the investee. If we have plans to sell the security or it is more likely than not that we will be required to sell the security before recovery, then a decline in fair value below cost is recorded as an impairment charge in other income (expense), net and a new cost basis in the investment is established. If market, industry, and/or investee conditions deteriorate, we may incur future impairments.

For equity investments accounted for under the measurement alternative, we evaluate whether observable changes in price have occurred in orderly transactions for identical or similar investments of the same issuer. This determination requires judgment in evaluating whether transactions are orderly and whether the securities are comparable, including consideration of the rights and preferences of the securities, investor composition, and other relevant facts and circumstances. Equity investments without readily determinable fair values are written down to fair value if a qualitative assessment indicates that the investment is impaired and the fair value of the investment is less than carrying value. We perform a qualitative assessment on a periodic basis. We are required to estimate the fair value of the investment to determine the amount of the impairment loss. Once an investment is determined to be impaired, an impairment charge is recorded in other income (expense), net.

Goodwill

We allocate goodwill to reporting units based on the reporting unit expected to benefit from the business combination. We evaluate our reporting units on an annual basis and, if necessary, reassign goodwill using a relative fair value allocation approach. Goodwill is tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis (May 1) and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. These events or circumstances could include a significant change in the business climate, legal factors, operating performance indicators, competition, or sale or disposition of a significant portion of a reporting unit.

Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. The fair value of each reporting unit is estimated primarily through the use of a discounted cash flow methodology. This analysis requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for our business, the period over which cash flows are expected to be generated, and determination of our weighted average cost of capital.

The estimates used to calculate the fair value of a reporting unit change from year to year based on operating results, market conditions, and other factors. Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment for each reporting unit.

Research and Development Costs

Costs incurred internally in researching and developing a software product to be marketed or sold to external users are charged to expense until technological feasibility has been established for the product. Once technological feasibility is established, software costs are capitalized until the product is available for general release to customers. Judgment is required in determining when technological feasibility of a product is established. We have determined that technological feasibility for our software products is reached after all high-risk development issues have been resolved through coding and testing. Generally, this occurs shortly before the products are released to production. The amortization of these costs is included in cost of revenue over the estimated life of the products.

Legal and Other Contingencies

The outcomes of legal proceedings and claims brought against us are subject to significant uncertainty. An estimated loss from a loss contingency such as a legal proceeding or claim is accrued by a charge to income if it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated. In determining whether a loss should be accrued we evaluate, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. Changes in these factors could materially impact our consolidated financial statements.

Income Taxes

The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year, and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity's financial statements or tax returns. We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Accounting literature also provides guidance on derecognition of income tax assets and liabilities, classification of deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and income tax disclosures. Judgment is required in assessing the future tax consequences of events that have been recognized in our consolidated financial statements or tax returns. Variations in the actual outcome of these future tax consequences could materially impact our consolidated financial statements.

STATEMENT OF MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

Management is responsible for the preparation of the consolidated financial statements and related information that are presented in this report. The consolidated financial statements, which include amounts based on management's estimates and judgments, have been prepared in conformity with accounting principles generally accepted in the United States of America.

The Company designs and maintains accounting and internal control systems to provide reasonable assurance at reasonable cost that assets are safeguarded against loss from unauthorized use or disposition, and that the financial records are reliable for preparing consolidated financial statements and maintaining accountability for assets. These systems are augmented by written policies, an organizational structure providing division of responsibilities, careful selection and training of qualified personnel, and a program of internal audits.

The Company engaged Deloitte & Touche LLP, an independent registered public accounting firm, to audit and render an opinion on the consolidated financial statements and internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States).

The Board of Directors, through its Audit Committee, consisting solely of independent directors of the Company, meets periodically with management, internal auditors, and our independent registered public accounting firm to ensure that each is meeting its responsibilities and to discuss matters concerning internal controls and financial reporting. Deloitte & Touche LLP and the internal auditors each have full and free access to the Audit Committee.

Satya Nadella
Chief Executive Officer

Amy E. Hood
Executive Vice President and Chief Financial Officer

Alice L. Jolla
Corporate Vice President and Chief Accounting Officer

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

RISKS

We are exposed to economic risk from foreign exchange rates, interest rates, credit risk, and equity prices. We use derivatives instruments to manage these risks, however, they may still impact our consolidated financial statements.

Foreign Currencies

Certain forecasted transactions, assets, and liabilities are exposed to foreign currency risk. We monitor our foreign currency exposures daily to maximize the economic effectiveness of our foreign currency positions, including hedges. Principal currency exposures include the Euro, Japanese yen, British pound, Canadian dollar, and Australian dollar.

Interest Rate

Securities held in our fixed-income portfolio are subject to different interest rate risks based on their maturities. We manage the average maturity of the fixed-income portfolio to achieve economic returns that correlate to certain global fixed-income indices.

Credit

Our fixed-income portfolio is diversified and consists primarily of investment-grade securities. We manage credit exposures relative to broad-based indices to facilitate portfolio diversification.

Equity

Securities held in our equity investments portfolio are subject to price risk.

SENSITIVITY ANALYSIS

The following table sets forth the potential loss in future earnings or fair values, including associated derivatives, resulting from hypothetical changes in relevant market rates or prices:

(In millions)

Risk Categories	**Hypothetical Change**		**June 30, 2026**	**Impact**
Foreign currency – Revenue	10% decrease in foreign exchange rates	**$**	**(13,653)**	Earnings
Foreign currency – Investments	10% decrease in foreign exchange rates		**(5)**	Fair Value
Interest rate	100 basis point increase in U.S. treasury interest rates		**(1,201)**	Fair Value
Credit	100 basis point increase in credit spreads		**(412)**	Fair Value
Equity	10% decrease in equity market prices		**(2,654)**	Earnings

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INCOME STATEMENTS

(In millions, except per share amounts)	2026	2025	2024
Year Ended June 30,			
Revenue:			
Product	**$ 64,696**	$ 63,946	$ 64,773
Service and other	**267,143**	217,778	180,349
Total revenue	**331,839**	281,724	245,122
Cost of revenue:			
Product	**12,098**	13,501	15,272
Service and other	**94,276**	74,330	58,842
Total cost of revenue	**106,374**	87,831	74,114
Gross margin	**225,465**	193,893	171,008
Research and development	**35,562**	32,488	29,510
Sales and marketing	**26,710**	25,654	24,456
General and administrative	**7,956**	7,223	7,609
Operating income	**155,237**	128,528	109,433
Other income (expense), net	**10,697**	(4,901)	(1,646)
Income before income taxes	**165,934**	123,627	107,787
Provision for income taxes	**32,185**	21,795	19,651
Net income	**$ 133,749**	$ 101,832	$ 88,136
Earnings per share:			
Basic	**$ 18.00**	$ 13.70	$ 11.86
Diluted	**$ 17.95**	$ 13.64	$ 11.80
Weighted average shares outstanding:			
Basic	**7,429**	7,433	7,431
Diluted	**7,453**	7,465	7,469

Refer to accompanying notes.

COMPREHENSIVE INCOME STATEMENTS

(In millions)	2026	2025	2024
Year Ended June 30,			
Net income	**$ 133,749**	$ 101,832	$ 88,136
Other comprehensive income (loss), net of tax:			
Net change related to derivatives	**8**	(5)	24
Net change related to investments	**215**	1,574	957
Translation adjustments and other	**(160)**	674	(228)
Other comprehensive income	**63**	2,243	753
Comprehensive income	**$ 133,812**	$ 104,075	$ 88,889

Refer to accompanying notes.

BALANCE SHEETS

(In millions)

June 30,	**2026**	2025
Assets		
Current assets:		
Cash and cash equivalents	**$ 20,935**	$ 30,242
Short-term investments	**55,908**	64,323
Total cash, cash equivalents, and short-term investments	**76,843**	94,565
Accounts receivable, net of allowance for doubtful accounts of **$1,040** and $944	**80,876**	69,905
Inventories	**1,397**	938
Other current assets	**48,594**	25,723
Total current assets	**207,710**	191,131
Property and equipment, net of accumulated depreciation of **$118,691** and $93,653	**313,076**	204,966
Operating lease right-of-use assets	**24,177**	24,823
Equity and other investments	**36,348**	15,405
Goodwill	**119,651**	119,509
Intangible assets, net	**18,609**	22,604
Other long-term assets	**38,805**	40,565
Total assets	**$ 758,376**	$ 619,003
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable	**$ 42,416**	$ 27,724
Current portion of long-term debt	**9,227**	2,999
Accrued compensation	**14,945**	13,709
Short-term income taxes	**2,534**	7,211
Short-term unearned revenue	**72,965**	64,555
Other current liabilities	**26,738**	25,020
Total current liabilities	**168,825**	141,218
Long-term debt	**31,067**	40,152
Long-term income taxes	**28,647**	25,986
Long-term unearned revenue	**2,747**	2,710
Deferred income taxes	**3,054**	2,835
Operating lease liabilities	**16,532**	17,437
Other long-term liabilities	**65,117**	45,186
Total liabilities	**315,989**	275,524
Commitments and contingencies		
Stockholders' equity:		
Common stock and paid-in capital – shares authorized 24,000; outstanding **7,427** and 7,434	**117,406**	109,095
Retained earnings	**328,265**	237,731
Accumulated other comprehensive loss	**(3,284)**	(3,347)
Total stockholders' equity	**442,387**	343,479
Total liabilities and stockholders' equity	**$ 758,376**	$ 619,003

Refer to accompanying notes.

CASH FLOWS STATEMENTS

(In millions)

Year Ended June 30,	**2026**	**2025**	**2024**
Operations			
Net income	**$ 133,749**	$ 101,832	$ 88,136
Adjustments to reconcile net income to net cash from operations:			
Depreciation, amortization, and other	**38,534**	29,433	20,958
Stock-based compensation expense	**12,405**	11,974	10,734
Net recognized losses (gains) on investments and derivatives	**(11,047)**	5,329	1,634
Deferred income taxes	**14,189**	(7,056)	(4,738)
Changes in operating assets and liabilities:			
Accounts receivable	**(12,737)**	(10,581)	(7,191)
Inventories	**(461)**	309	1,284
Other current assets	**(2,627)**	(3,044)	(1,648)
Other long-term assets	**(3,964)**	(2,950)	(6,817)
Accounts payable	**5,268**	569	3,545
Unearned revenue	**9,361**	5,438	5,348
Income taxes	**(1,875)**	(38)	1,687
Other current liabilities	**6,847**	5,922	4,867
Other long-term liabilities	**(4,707)**	(975)	749
Net cash from operations	**182,935**	136,162	118,548
Financing			
Proceeds from issuance (repayments) of debt, maturities of 90 days or less, net	**0**	(5,746)	5,250
Proceeds from issuance of debt	**0**	0	24,395
Repayments of debt	**(3,000)**	(3,216)	(29,070)
Common stock issued	**2,009**	2,056	2,002
Common stock repurchased	**(22,271)**	(18,420)	(17,254)
Common stock cash dividends paid	**(26,445)**	(24,082)	(21,771)
Other, net	**(2,839)**	(2,291)	(1,309)
Net cash used in financing	**(52,546)**	(51,699)	(37,757)
Investing			
Additions to property and equipment	**(115,948)**	(64,551)	(44,477)
Acquisition of companies, net of cash acquired and divestitures, and purchases of intangible and other assets	**(1,743)**	(5,978)	(69,132)
Purchases of investments	**(58,351)**	(29,775)	(17,732)
Maturities of investments	**34,605**	16,079	24,775
Sales of investments	**21,798**	9,309	10,894
Other, net	**(19,861)**	2,317	(1,298)
Net cash used in investing	**(139,500)**	(72,599)	(96,970)
Effect of foreign exchange rates on cash and cash equivalents	**(196)**	63	(210)
Net change in cash and cash equivalents	**(9,307)**	11,927	(16,389)
Cash and cash equivalents, beginning of period	**30,242**	18,315	34,704
Cash and cash equivalents, end of period	**$ 20,935**	$ 30,242	$ 18,315

Refer to accompanying notes.

STOCKHOLDERS' EQUITY STATEMENTS

(In millions, except per share amounts)

Year Ended June 30,	2026	2025	2024
Common stock and paid-in capital			
Balance, beginning of period	**$ 109,095**	$ 100,923	$ 93,718
Common stock issued	**2,009**	2,056	2,002
Common stock repurchased	**(6,105)**	(5,856)	(5,712)
Stock-based compensation expense	**12,405**	11,974	10,734
Other, net	**2**	(2)	181
Balance, end of period	**117,406**	109,095	100,923
Retained earnings			
Balance, beginning of period	**237,731**	173,144	118,848
Net income	**133,749**	101,832	88,136
Common stock cash dividends	**(27,034)**	(24,677)	(22,293)
Common stock repurchased	**(16,181)**	(12,568)	(11,547)
Balance, end of period	**328,265**	237,731	173,144
Accumulated other comprehensive loss			
Balance, beginning of period	**(3,347)**	(5,590)	(6,343)
Other comprehensive income	**63**	2,243	753
Balance, end of period	**(3,284)**	(3,347)	(5,590)
Total stockholders' equity	**$ 442,387**	$ 343,479	$ 268,477
Cash dividends declared per common share	**$ 3.64**	$ 3.32	$ 3.00

Refer to accompanying notes.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 — ACCOUNTING POLICIES

Accounting Principles

Our consolidated financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America.

Principles of Consolidation

The consolidated financial statements include the accounts of Microsoft Corporation and its subsidiaries. Intercompany transactions and balances have been eliminated.

Recast of Certain Prior Period Information

We have recast certain prior period amounts on our consolidated cash flows statements to conform to the current period presentation. The recast of these prior period amounts had no impact on our consolidated balance sheets, consolidated income statements, or net cash from (used in) operations, investing, or financing on our consolidated cash flows statements.

Estimates and Assumptions

Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. Examples of estimates and assumptions include: for revenue recognition, determining the nature and timing of satisfaction of performance obligations, and determining the standalone selling price ("SSP") of performance obligations, variable consideration, and other obligations such as product returns and refunds; loss contingencies; the fair value of and/or potential impairment of goodwill and intangible assets for our reporting units; product life cycles; useful lives of our tangible and intangible assets; allowances for doubtful accounts; stock-based compensation forfeiture rates; when technological feasibility is achieved for our products; the potential outcome of uncertain tax positions that have been recognized in our consolidated financial statements or tax returns; and determining the timing and amount of measurement adjustments or impairments for investments. Actual results and outcomes may differ from management's estimates and assumptions due to risks and uncertainties.

Foreign Currencies

Assets and liabilities recorded in foreign currencies are translated at the exchange rate on the balance sheet date. Revenue and expenses are translated at average rates of exchange prevailing during the year. Translation adjustments resulting from this process are recorded to other comprehensive income.

Revenue

Product Revenue and Service and Other Revenue

Product revenue includes sales from operating systems, server applications, business solution applications, software development tools, desktop and server management tools, video games, and hardware such as PCs, tablets, gaming and entertainment consoles, other intelligent devices, and related accessories.

Service and other revenue includes sales from cloud-based solutions that provide customers with AI, software, services, platforms, and content such as Azure, Office 365, Enterprise Mobility and Security, LinkedIn, Dynamics 365, and XBOX; solution support; and consulting services. Service and other revenue also includes sales from online advertising.

Revenue Recognition

Revenue is recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration we expect to receive in exchange for those products or services. We enter into contracts that can include various combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations. Revenue is recognized net of allowances for returns and any taxes collected from customers, which are subsequently remitted to governmental authorities.

Nature of Products and Services

Licenses for on-premises software provide the customer with a right to use the software as it exists when made available to the customer. Customers may purchase perpetual licenses or subscribe to licenses, which provide customers with the same functionality and differ mainly in the duration over which the customer benefits from the software. Revenue from distinct on-premises licenses is recognized upfront at the point in time when the software is made available to the customer. In cases where we allocate revenue to software updates, primarily because the updates are provided at no additional charge, revenue is recognized as the updates are provided, which is generally ratably over the estimated life of the related device or license.

Cloud services, which include software-as-a-service, infrastructure-as-a-service, and platform-as-a-service, are provided on either a subscription or consumption basis. Revenue related to cloud services provided on a subscription basis is recognized ratably over the contract period. Revenue related to cloud services provided on a consumption basis, such as the amount of storage used in a period, is recognized based on the customer utilization of such resources. When cloud services require a significant level of integration and interdependency with software and the individual components are not considered distinct, all revenue is recognized over the period in which the cloud services are provided.

Certain volume licensing programs, including Enterprise Agreements, include on-premises licenses combined with Software Assurance ("SA"). SA conveys rights to new software and upgrades released over the contract period and provides support, tools, and training to help customers deploy and use products more efficiently. On-premises licenses are considered distinct performance obligations when sold with SA. Revenue allocated to SA is generally recognized ratably over the contract period as customers simultaneously consume and receive benefits, given that SA comprises distinct performance obligations that are satisfied over time.

Revenue from search advertising is recognized when the advertisement appears in the search results or when the action necessary to earn the revenue has been completed. Revenue from consulting services is recognized as services are provided.

Our hardware is generally highly dependent on, and interrelated with, the underlying operating system and cannot function without the operating system. In these cases, the hardware and software license are accounted for as a single performance obligation and revenue is recognized at the point in time when ownership is transferred to resellers or directly to end customers through retail stores and online marketplaces.

Refer to Note 18 – Segment Information and Geographic Data for further information, including revenue by significant product and service offering.

Significant Judgments

Our contracts with customers often include promises to transfer multiple products and services to a customer. Determining whether products and services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment. When a cloud-based service includes both on-premises software licenses and cloud services, judgment is required to determine whether the software license is considered distinct and accounted for separately, or not distinct and accounted for together with the cloud service and recognized over time. Certain cloud services, primarily Office 365, depend on a significant level of

integration, interdependency, and interrelation between the desktop applications and cloud services, and are accounted for together as one performance obligation. Revenue from Office 365 is recognized ratably over the period in which the cloud services are provided.

Judgment is required to determine the SSP for each distinct performance obligation. We use a single amount to estimate SSP for items that are not sold separately, including on-premises licenses sold with SA or software updates provided at no additional charge. We use a range of amounts to estimate SSP when we sell each of the products and services separately and need to determine whether there is a discount to be allocated based on the relative SSP of the various products and services.

In instances where SSP is not directly observable, such as when we do not sell the product or service separately, we determine the SSP using information that may include market conditions and other observable inputs. We typically have more than one SSP for individual products and services due to the stratification of those products and services by customers and circumstances. In these instances, we may use information such as the size of the customer and geographic region in determining the SSP.

Due to the various benefits from and the nature of our SA program, judgment is required to assess the pattern of delivery, including the exercise pattern of certain benefits across our portfolio of customers.

Our products are generally sold with a right of return, we may provide other credits or incentives, and in certain instances we estimate customer usage of our products and services, which are accounted for as variable consideration when determining the amount of revenue to recognize. Returns and credits are estimated at contract inception and updated at the end of each reporting period if additional information becomes available. Changes to our estimated variable consideration were not material for the periods presented.

Estimating revenue that will be allocated to remaining performance obligations can involve significant judgments, including identifying and assessing variable consideration and potential renegotiation of commitments. We consider factors such as the nature of the terms and duration of the contract across our portfolio of contracts.

Contract Balances and Other Receivables

Timing of revenue recognition may differ from the timing of invoicing to customers. We record a receivable when revenue is recognized prior to invoicing, or unearned revenue when revenue is recognized subsequent to invoicing. For multi-year agreements, we generally invoice customers annually at the beginning of each annual coverage period. We record a receivable related to revenue recognized for multi-year on-premises licenses as we have an unconditional right to invoice and receive payment in the future related to those licenses.

Unearned revenue comprises mainly unearned revenue related to volume licensing programs, which may include cloud services and SA. Unearned revenue is generally invoiced annually at the beginning of each contract period for multi-year agreements and recognized ratably over the coverage period. Unearned revenue also includes payments for LinkedIn subscriptions, Office 365 subscriptions, consulting services to be performed in the future, XBOX subscriptions, Windows post-delivery support, Dynamics business solutions, and other offerings for which we have been paid in advance and earn the revenue when we transfer control of the product or service.

Refer to Note 12 – Unearned Revenue for further information, including unearned revenue by segment and changes in unearned revenue during the period.

Payment terms and conditions vary by contract type, although terms generally include a requirement of payment within 30 to 60 days. In instances where the timing of revenue recognition differs from the timing of invoicing, we have determined our contracts generally do not include a significant financing component. The primary purpose of our invoicing terms is to provide customers with simplified and predictable ways of purchasing our products and services, not to receive financing from our customers or to provide customers with financing. Examples include invoicing at the beginning of a subscription term with revenue recognized ratably over the contract period, and multi-year on-premises licenses that are invoiced annually with revenue recognized upfront.

As of June 30, 2026 and 2025, long-term accounts receivable, net of allowance for doubtful accounts, was $5.5 billion and $5.2 billion, respectively, and is included in other long-term assets in our consolidated balance sheets.

As of June 30, 2026 and 2025, the current portion of other receivables related to activities to facilitate the purchase of server components was $27.8 billion and $8.2 billion, respectively, and are included in other current assets in our consolidated balance sheets. Additionally, as of June 30, 2026, restricted investments pursuant to a supplier agreement were $11.3 billion, with $3.8 billion included in short-term investments and $7.5 billion included in equity and other investments in our consolidated balance sheet.

We record financing receivables when we offer certain customers the option to acquire our software products and services offerings through a financing program in a limited number of countries. As of June 30, 2026 and 2025, our financing receivables, net were $3.7 billion and $4.3 billion, respectively, for short-term and long-term financing receivables, which are included in other current assets and other long-term assets in our consolidated balance sheets.

We record an allowance for doubtful accounts which reflects our best estimate of credit losses inherent in the accounts receivable and financing receivable balances. We determine the allowance based on known troubled accounts, historical experience, and other currently available evidence.

Assets Recognized from Costs to Obtain a Contract with a Customer

We recognize an asset for the incremental costs of obtaining a contract with a customer if we expect the benefit of those costs to be longer than one year. We have determined that certain sales incentive programs meet the requirements to be capitalized. Total capitalized costs to obtain a contract were immaterial during the periods presented and are included in other current and long-term assets in our consolidated balance sheets.

We apply a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less. These costs include our internal sales organization compensation program and certain partner sales incentive programs as we have determined annual compensation is commensurate with annual sales activities.

Cost of Revenue

Cost of revenue includes: costs incurred to support and maintain cloud-based and other online products and services, including datacenter costs and royalties; operating costs related to product support service centers and product distribution centers; manufacturing and distribution costs for products sold and programs licensed; traffic acquisition costs to drive traffic to our websites and to acquire online advertising space; and costs associated with the delivery of consulting services.

Research and Development

Research and development expenses include payroll, stock-based compensation expense, employee benefits, and other headcount-related expenses associated with product development. Research and development expenses also include technology development costs, including AI training and other infrastructure costs, third-party development and programming costs, and the depreciation and amortization of assets used to conduct research and development. Such costs related to software development are included in research and development expense until the point that technological feasibility is reached, which for our software products is generally shortly before the products are released to production. Once technological feasibility is reached, such costs are capitalized and amortized to cost of revenue over the estimated lives of the products.

Sales and Marketing

Sales and marketing expenses include payroll, stock-based compensation expense, employee benefits, and other headcount-related expenses associated with sales and marketing personnel, and the costs of advertising, promotions, trade shows, seminars, and other programs. Advertising costs are expensed as incurred. Advertising expense was $2.7 billion, $2.1 billion, and $1.7 billion in fiscal years 2026, 2025, and 2024, respectively.

Stock-Based Compensation

Compensation cost for stock awards, which include restricted stock units ("RSUs") and performance stock units ("PSUs"), is measured at the fair value on the grant date and recognized as expense, net of estimated forfeitures, over the related service or performance period. The fair value of stock awards is based on the quoted price of our common stock on the grant date less the present value of expected dividends not received during the vesting period. We measure the fair value of PSUs using a Monte Carlo valuation model. Compensation cost for RSUs is recognized using the straight-line method and for PSUs is recognized using the accelerated method.

Compensation expense for the employee stock purchase plan ("ESPP") is measured as the discount the employee is entitled to upon purchase and is recognized in the period of purchase.

Income Taxes

Income tax expense includes U.S. and international income taxes, and interest and penalties on uncertain tax positions. Certain income and expenses are not reported in tax returns and financial statements in the same year. The tax effect of such temporary differences is reported as deferred income taxes. We are subject to global intangible low-taxed income ("GILTI") in the U.S. and have elected to include GILTI in the measurement of deferred income taxes. Deferred tax assets are reported net of a valuation allowance when it is more likely than not that a tax benefit will not be realized. All deferred income taxes are classified as long-term in our consolidated balance sheets.

Financial Instruments

Investments

We consider all highly liquid interest-earning investments with a maturity of three months or less at the date of purchase to be cash equivalents. The fair values of these investments approximate their carrying values. In general, investments with original maturities of greater than three months and remaining maturities of less than one year are classified as short-term investments. Investments with maturities beyond one year may be classified as short-term based on their highly liquid nature and because such marketable securities represent the investment of cash that is available for current operations.

Debt investments are classified as available-for-sale and realized gains and losses are recorded using the specific identification method. Changes in fair value, excluding credit losses and impairments, are recorded in other comprehensive income. Fair value is calculated based on publicly available market information or other estimates determined by management. If the cost of an investment exceeds its fair value, we evaluate, among other factors, general market conditions, credit quality of debt instrument issuers, and the extent to which the fair value is less than cost. To determine credit losses, we employ a systematic methodology that considers available quantitative and qualitative evidence. In addition, we consider specific adverse conditions related to the financial health of, and business outlook for, the investee. If we have plans to sell the security or it is more likely than not that we will be required to sell the security before recovery, then a decline in fair value below cost is recorded as an impairment charge in other income (expense), net and a new cost basis in the investment is established. If market, industry, and/or investee conditions deteriorate, we may incur future impairments.

Equity investments with readily determinable fair values are generally measured at fair value. Equity investments that are not recorded at fair value are measured using the equity method of accounting when required or measured at cost less impairments, if any, with adjustments for observable changes in price (referred to as the measurement alternative). Identifying observable changes in price requires judgment in evaluating whether transactions are orderly and whether the securities are comparable, including consideration of the rights and preferences of the securities, the composition of the investor group, and other relevant facts and circumstances. For equity investments not recorded at fair value, we perform a qualitative assessment on a periodic basis and recognize an impairment if there are sufficient indicators that the fair value of the investment is less than carrying value. Changes in fair value are recorded in other income (expense), net. Equity method investments may be recorded on a lag of up to three months

when sufficient financial information is not available in a timely manner. For equity method investments recorded on a lag, we recognize the impact of intervening events that have a material impact on our consolidated financial statements in the period in which they occurred.

Investments that are considered variable interest entities ("VIEs") are evaluated to determine whether we are the primary beneficiary of the VIE, in which case we would be required to consolidate the entity. We evaluate whether we have (1) the power to direct the activities that most significantly impact the VIE's economic performance, and (2) the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE. We have determined we are not the primary beneficiary of any of our VIE investments. Therefore, our VIE investments are not consolidated and the majority are accounted for under the equity method of accounting or the measurement alternative.

We have a long-term strategic partnership with OpenAI. In October 2025, we signed a new definitive agreement with OpenAI that extends this partnership. We have an investment accounted for under the equity method that represents an approximate 25% interest on an as-converted basis. As an equity method investee, OpenAI is a related party as defined in Accounting Standards Codification Topic 850, *Related Party Disclosures* ("ASC 850"). In accordance with ASC 850, we are disclosing revenue and accounts receivable balances from transactions with OpenAI. For fiscal year 2026, we recorded revenue from commercial arrangements with OpenAI, inclusive of revenue-sharing payments, of $24.1 billion, and accounts receivable from OpenAI as of June 30, 2026 was $6.0 billion. We have made total funding commitments of $13.0 billion related to our investment, of which $11.9 billion has been funded as of June 30, 2026. We calculate our equity method income or loss using the hypothetical liquidation at book value ("HLBV") method because our liquidation rights and priorities differ from our underlying ownership interest. Under the HLBV method, we recognize income or loss based on the change in the amount we would receive if the net assets of the investee were distributed at book value. In October 2025, OpenAI formed a public benefit corporation and completed a recapitalization ("OpenAI Recapitalization"). During fiscal year 2026, our proportionate ownership of OpenAI decreased due to the OpenAI Recapitalization and other funding activity, and we recorded dilution gains in other income (expense), net. Refer to Note 3 – Other Income (Expense), Net for additional information.

Derivatives

Derivative instruments are recognized as either assets or liabilities and measured at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation.

For derivative instruments designated as fair value hedges, gains and losses are recognized in other income (expense), net with offsetting gains and losses on the hedged items. Gains and losses representing hedge components excluded from the assessment of effectiveness are recognized in other income (expense), net.

For derivative instruments designated as cash flow hedges, gains and losses are initially reported as a component of other comprehensive income and subsequently recognized in other income (expense), net with the corresponding hedged item. Gains and losses representing hedge components excluded from the assessment of effectiveness are recognized in other income (expense), net.

For derivative instruments that are not designated as hedges, gains and losses from changes in fair values are primarily recognized in other income (expense), net.

Fair Value Measurements

We account for certain assets and liabilities at fair value. The hierarchy below lists three levels of fair value based on the extent to which inputs used in measuring fair value are observable in the market. We categorize each of our fair value measurements in one of these three levels based on the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

- *Level 1* – inputs are based upon unadjusted quoted prices for identical instruments in active markets. Our Level 1 investments include U.S. government securities, common and preferred stock, and mutual funds. Our Level 1 derivative assets and liabilities include those actively traded on exchanges.

- *Level 2* – inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. the Black-Scholes model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs including interest rate curves, credit spreads, foreign exchange rates, and forward and spot prices for currencies. Our Level 2 investments include commercial paper, certificates of deposit, U.S. agency securities, foreign government bonds, mortgage- and asset-backed securities, corporate notes and bonds, and municipal securities. Our Level 2 derivative assets and liabilities include certain cleared swap contracts and over-the-counter forward, option, and swap contracts.
- *Level 3* – inputs are generally unobservable and typically reflect management's estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models. Our Level 3 assets and liabilities include investments in corporate notes and bonds, municipal securities, and goodwill and intangible assets, when they are recorded at fair value due to an impairment charge. Unobservable inputs used in the models are significant to the fair values of the assets and liabilities.

We measure equity investments without readily determinable fair values on a nonrecurring basis. The fair values of these investments are determined based on valuation techniques using the best information available, and may include quoted market prices, market comparables, and discounted cash flow projections.

Our other current financial assets and current financial liabilities have fair values that approximate their carrying values.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and depreciated using the straight-line method over the shorter of the estimated useful life of the asset or the lease term. The estimated useful lives of our property and equipment are generally as follows: software developed or acquired for internal use, three years; servers and network equipment, two to six years; buildings and improvements, five to 15 years; leasehold improvements, three to 15 years; and furniture and equipment, one to 10 years. Land is not depreciated.

Leases

We determine if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use ("ROU") assets, other current liabilities, and operating lease liabilities in our consolidated balance sheets. Finance leases are included in property and equipment, other current liabilities, and other long-term liabilities in our consolidated balance sheets.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, we generally use our incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

We have lease agreements with lease and non-lease components, which are generally accounted for separately. For certain equipment leases, such as vehicles, we account for the lease and non-lease components as a single lease component. Additionally, for certain equipment leases, we apply a portfolio approach to effectively account for the operating lease ROU assets and liabilities.

Goodwill

Goodwill is tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis (May 1) and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value.

Intangible Assets

Our intangible assets are subject to amortization and are amortized over the estimated useful life in proportion to the economic benefits received. We evaluate the recoverability of intangible assets periodically by taking into account events or circumstances that may warrant revised estimates of useful lives or that indicate the asset may be impaired.

Recent Accounting Guidance

Recently Adopted Accounting Guidance

Income Taxes – Improvements to Income Tax Disclosures

In December 2023, the Financial Accounting Standards Board ("FASB") issued a new standard to improve income tax disclosures. The guidance requires additional disclosure of disaggregated income taxes paid and prescribes standardized categories for the components of the effective tax rate reconciliation. We adopted the standard prospectively beginning with our annual reporting for fiscal year 2026. The adoption resulted in incremental income tax disclosures. Refer to Note 11 – Income Taxes.

Recent Accounting Guidance Not Yet Adopted

Income Statement – Disaggregation of Income Statement Expenses

In November 2024, the FASB issued a new standard to expand disclosures about income statement expenses. The guidance requires disaggregation of certain costs and expenses included in each relevant expense caption on our consolidated income statements in a separate note to the financial statements at each interim and annual reporting period, including amounts of purchases of inventory, employee compensation, depreciation, and intangible asset amortization. The standard will be effective for us beginning with our annual reporting for fiscal year 2028 and interim periods thereafter, with early adoption permitted. We are currently evaluating the impact of this standard on our disclosures.

NOTE 2 — EARNINGS PER SHARE

Basic earnings per share ("EPS") is computed based on the weighted average number of shares of common stock outstanding during the period. Diluted EPS is computed based on the weighted average number of shares of common stock plus the effect of dilutive potential common shares outstanding during the period using the treasury stock method. Dilutive potential common shares include outstanding stock options and stock awards.

The components of basic and diluted EPS were as follows:

(In millions, except per share amounts)

Year Ended June 30,	2026	2025	2024
Net income available for common shareholders (A)	**$ 133,749**	$ 101,832	$ 88,136
Weighted average outstanding shares of common stock (B)	**7,429**	7,433	7,431
Dilutive effect of stock-based awards	**24**	32	38
Common stock and common stock equivalents (C)	**7,453**	7,465	7,469
Earnings Per Share			
Basic (A/B)	**$ 18.00**	$ 13.70	$ 11.86
Diluted (A/C)	**$ 17.95**	$ 13.64	$ 11.80

Anti-dilutive stock-based awards excluded from the calculations of diluted EPS were immaterial during the periods presented.

NOTE 3 — OTHER INCOME (EXPENSE), NET

The components of other income (expense), net were as follows:

(In millions)

Year Ended June 30,	2026	2025	2024
Interest and dividends income	**$ 3,301**	$ 2,647	$ 3,157
Interest expense	**(3,051)**	(2,385)	(2,935)
Net recognized gains (losses) on investments	**4,385**	(349)	(118)
Net gains (losses) on derivatives	**1,867**	(260)	(187)
Net gains (losses) on foreign currency remeasurements	**(527)**	171	(244)
Other, net	**4,722**	(4,725)	(1,319)
Total	**$ 10,697**	$ (4,901)	$ (1,646)

Other income (expense), net included $6.5 billion of net gains, $4.8 billion of net losses, and $1.5 billion of net losses for fiscal years 2026, 2025, and 2024, respectively, from investments in OpenAI, primarily net recognized gains (losses) on our equity method investment reflected in Other, net. The net gains recorded for fiscal year 2026 primarily relate to the dilution gain from the OpenAI Recapitalization.

Net Recognized Gains (Losses) on Investments

Net recognized gains (losses) on debt investments were as follows:

(In millions)

Year Ended June 30,	2026	2025	2024
Realized gains from sales of available-for-sale securities	**$ 103**	$ 40	$ 22
Realized losses from sales of available-for-sale securities	**(56)**	(65)	(98)
Impairments and allowance for credit losses	**(26)**	8	23
Total	**$ 21**	$ (17)	$ (53)

Net recognized gains (losses) on equity investments were as follows:

(In millions)

Year Ended June 30,	**2026**	**2025**	**2024**
Net realized gains on investments sold	**$ 125**	$ 83	$ 18
Net unrealized gains on investments still held	**4,391**	536	146
Impairments of investments	**(152)**	(951)	(229)
Total	**$ 4,364**	$ (332)	$ (65)

NOTE 4 — INVESTMENTS

Investment Components

The components of investments were as follows:

(In millions)	Fair Value Level	Adjusted Cost Basis	Unrealized Gains	Unrealized Losses	Recorded Basis	Cash and Cash Equivalents	Short-term Investments	Equity and Other Investments
June 30, 2026								
Changes in Fair Value Recorded in Other Comprehensive Income								
Commercial paper	Level 2	**$ 2,987**	**$ 0**	**$ 0**	**$ 2,987**	**$ 2,373**	**$ 614**	**$ 0**
Certificates of deposit	Level 2	**1,745**	**0**	**0**	**1,745**	**1,701**	**44**	**0**
U.S. government securities	Level 1	**49,714**	**2**	**(1,154)**	**48,562**	**399**	**40,675**	**7,488**
U.S. agency securities	Level 2	**3,133**	**0**	**0**	**3,133**	**1,787**	**1,346**	**0**
Foreign government bonds	Level 2	**221**	**12**	**(7)**	**226**	**0**	**226**	**0**
Mortgage- and asset-backed securities	Level 2	**1,813**	**5**	**(23)**	**1,795**	**0**	**1,795**	**0**
Corporate notes and bonds	Level 2	**10,682**	**49**	**(71)**	**10,660**	**0**	**10,660**	**0**
Corporate notes and bonds	Level 3	**1,618**	**120**	**0**	**1,738**	**0**	**118**	**1,620**
Municipal securities	Level 2	**152**	**0**	**(5)**	**147**	**0**	**147**	**0**
Municipal securities	Level 3	**105**	**0**	**(14)**	**91**	**0**	**91**	**0**
Total debt investments		**$ 72,170**	**$ 188**	**$ (1,274)**	**$ 71,084**	**$ 6,260**	**$ 55,716**	**$ 9,108**
Changes in Fair Value Recorded in Net Income								
Equity investments	Level 1				**$ 4,289**	**$ 1,616**	**$ 0**	**$ 2,673**
Equity investments	Other				**24,567**	**0**	**0**	**24,567**
Total equity investments					**$ 28,856**	**$ 1,616**	**$ 0**	**$ 27,240**
Cash					**$ 13,059**	**$ 13,059**	**$ 0**	**$ 0**
Derivatives, net [(a)]					**192**	**0**	**192**	**0**
Total					**$ 113,191**	**$ 20,935**	**$ 55,908**	**$ 36,348**

(In millions)	Fair Value Level	Adjusted Cost Basis	Unrealized Gains	Unrealized Losses	Recorded Basis	Cash and Cash Equivalents	Short-term Investments	Equity and Other Investments
June 30, 2025								
Changes in Fair Value Recorded in Other Comprehensive Income								
Commercial paper	Level 2	$ 10,880	$ 0	$ 0	$ 10,880	$ 9,939	$ 941	$ 0
Certificates of deposit	Level 2	2,653	0	0	2,653	2,309	344	0
U.S. government securities	Level 1	52,878	71	(1,462)	51,487	4,742	46,745	0
U.S. agency securities	Level 2	2,686	0	0	2,686	496	2,190	0
Foreign government bonds	Level 2	349	24	(9)	364	0	364	0
Mortgage- and asset-backed securities	Level 2	2,558	10	(27)	2,541	0	2,541	0
Corporate notes and bonds	Level 2	10,763	124	(101)	10,786	0	10,786	0
Corporate notes and bonds	Level 3	2,511	65	(5)	2,571	0	111	2,460
Municipal securities	Level 2	207	1	(7)	201	0	201	0
Municipal securities	Level 3	104	0	(14)	90	0	90	0
Total debt investments		$ 85,589	$ 295	$ (1,625)	$ 84,259	$ 17,486	$ 64,313	$ 2,460
Changes in Fair Value Recorded in Net Income								
Equity investments	Level 1				$ 4,577	$ 1,045	$ 0	$ 3,532
Equity investments	Other				9,141	0	0	9,141
Total equity investments					$ 13,718	$ 1,045	$ 0	$ 12,673
Cash					$ 11,711	$ 11,711	$ 0	$ 0
Derivatives, net [(a)]					282	0	10	272
Total					$ 109,970	$ 30,242	$ 64,323	$ 15,405

(a) *Refer to Note 5 – Derivatives for further information on the fair value of our derivative instruments.*

Equity investments presented as "Other" in the tables above include investments without readily determinable fair values measured at cost with adjustments for observable changes in price or impairments, measured using the equity method, or measured at fair value using net asset value as a practical expedient which are not categorized in the fair value hierarchy. As of June 30, 2026 and 2025, equity investments without readily determinable fair values measured at cost with adjustments for observable changes in price or impairments were $12.4 billion and $2.9 billion, respectively, and equity investments measured using the equity method were $12.0 billion and $6.0 billion, respectively.

Unrealized Losses on Debt Investments

Debt investments with continuous unrealized losses for less than 12 months and 12 months or greater and their related fair values were as follows:

(In millions)	Less than 12 Months		12 Months or Greater			
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Total Fair Value	Total Unrealized Losses
June 30, 2026						
U.S. government and agency securities	**$ 19,100**	**$ (100)**	**$ 22,042**	**$ (1,054)**	**$ 41,142**	**$ (1,154)**
Foreign government bonds	**74**	**(1)**	**30**	**(6)**	**104**	**(7)**
Mortgage- and asset-backed securities	**905**	**(5)**	**129**	**(18)**	**1,034**	**(23)**
Corporate notes and bonds	**5,066**	**(31)**	**909**	**(40)**	**5,975**	**(71)**
Municipal securities	**0**	**0**	**122**	**(19)**	**122**	**(19)**
Total	**$ 25,145**	**$ (137)**	**$ 23,232**	**$ (1,137)**	**$ 48,377**	**$ (1,274)**

(In millions)	Less than 12 Months		12 Months or Greater			
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Total Fair Value	Total Unrealized Losses
June 30, 2025						
U.S. government and agency securities	$ 2,569	$ (51)	$ 34,608	$ (1,411)	$ 37,177	$ (1,462)
Foreign government bonds	43	(2)	106	(7)	149	(9)
Mortgage- and asset-backed securities	841	(4)	189	(23)	1,030	(27)
Corporate notes and bonds	1,107	(8)	3,105	(98)	4,212	(106)
Municipal securities	0	0	168	(21)	168	(21)
Total	$ 4,560	$ (65)	$ 38,176	$ (1,560)	$ 42,736	$ (1,625)

Unrealized losses from fixed-income securities are primarily attributable to changes in interest rates. Management does not believe any remaining unrealized losses represent impairments based on our evaluation of available evidence.

Debt Investment Maturities

The following table outlines maturities of our debt investments as of June 30, 2026:

(In millions)	Adjusted Cost Basis	Estimated Fair Value
June 30, 2026		
Due in one year or less	**$ 28,764**	**$ 28,697**
Due after one year through five years	**38,376**	**37,395**
Due after five years through 10 years	**3,493**	**3,586**
Due after 10 years	**1,537**	**1,406**
Total	**$ 72,170**	**$ 71,084**

NOTE 5 — DERIVATIVES

We use derivative instruments to manage risks related to foreign currencies, interest rates, equity prices, and credit; to enhance investment returns; and to facilitate portfolio diversification. Our objectives for holding derivatives include reducing, eliminating, and efficiently managing the economic impact of these exposures as effectively as possible. Our derivative programs include strategies that both qualify and do not qualify for hedge accounting treatment.

Foreign Currencies

Certain forecasted transactions, assets, and liabilities are exposed to foreign currency risk. We monitor our foreign currency exposures daily to maximize the economic effectiveness of our foreign currency hedge positions.

Foreign currency risks related to certain Euro-denominated debt are hedged using foreign exchange forward contracts that are designated as cash flow hedging instruments.

Certain options and forwards not designated as hedging instruments are also used to manage the variability in foreign exchange rates on certain balance sheet amounts and to manage other foreign currency exposures.

Interest Rate

Interest rate risks related to certain fixed-rate debt are hedged using interest rate swaps that are designated as fair value hedging instruments to effectively convert the fixed interest rates to floating interest rates.

Securities held in our fixed-income portfolio are subject to different interest rate risks based on their maturities. We manage the average maturity of our fixed-income portfolio to achieve economic returns that correlate to certain broad-based fixed-income indices using option, futures, and swap contracts. These contracts are not designated as hedging instruments and are included in "Other contracts" in the tables below.

Equity

Securities held in our equity investments portfolio are subject to market price risk. At times, we may hold options, futures, and swap contracts. These contracts are not designated as hedging instruments.

Credit

Our fixed-income portfolio is diversified and consists primarily of investment-grade securities. We use credit default swap contracts to manage credit exposures relative to broad-based indices and to facilitate portfolio diversification. These contracts are not designated as hedging instruments and are included in "Other contracts" in the tables below.

Credit-Risk-Related Contingent Features

Certain counterparty agreements for derivative instruments contain provisions that require our issued and outstanding long-term unsecured debt to maintain an investment grade credit rating and require us to maintain minimum liquidity of $1.0 billion. To the extent we fail to meet these requirements, we will be required to post collateral, similar to the standard convention related to over-the-counter derivatives. As of June 30, 2026, our long-term unsecured debt rating was AAA, and cash investments were in excess of $1.0 billion. As a result, no collateral was required to be posted.

The following table presents the notional amounts of our outstanding derivative instruments measured in U.S. dollar equivalents:

(In millions)	June 30, 2026	June 30, 2025
Designated as Hedging Instruments		
Foreign exchange contracts purchased	**$ 1,492**	$ 1,492
Interest rate contracts purchased	**1,179**	1,150
Not Designated as Hedging Instruments		
Foreign exchange contracts purchased	**12,052**	15,214
Foreign exchange contracts sold	**51,413**	43,307
Equity contracts purchased	**5,573**	5,434
Equity contracts sold	**2,546**	2,189
Other contracts purchased	**3,252**	2,769
Other contracts sold	**630**	1,242

Fair Values of Derivative Instruments

The following table presents our derivative instruments:

(In millions)	Derivative Assets	Derivative Liabilities	Derivative Assets	Derivative Liabilities
		June 30, 2026		June 30, 2025
Designated as Hedging Instruments				
Foreign exchange contracts	**$ 57**	**$ (65)**	$ 89	$ (44)
Interest rate contracts	**11**	**0**	15	0
Not Designated as Hedging Instruments				
Foreign exchange contracts	**1,742**	**(1,175)**	248	(809)
Equity contracts	**346**	**(181)**	385	(983)
Other contracts	**20**	**(9)**	21	(1)
Gross amounts of derivatives	**2,176**	**(1,430)**	758	(1,837)
Gross amounts of derivatives offset in the balance sheets	**(1,300)**	**1,301**	(258)	260
Cash collateral received	**0**	**(366)**	0	(99)
Net amounts of derivatives	**$ 876**	**$ (495)**	$ 500	$ (1,676)
Reported as				
Short-term investments	**$ 192**	**$ 0**	$ 10	$ 0
Other current assets	**681**	**0**	201	0
Equity and other investments	**0**	**0**	272	0
Other long-term assets	**3**	**0**	17	0
Other current liabilities	**0**	**(379)**	0	(1,639)
Other long-term liabilities	**0**	**(116)**	0	(37)
Total	**$ 876**	**$ (495)**	$ 500	$ (1,676)

Gross derivative assets and liabilities subject to legally enforceable master netting agreements for which we have elected to offset were $2.2 billion and $1.4 billion, respectively, as of June 30, 2026, and $452 million and $1.8 billion, respectively, as of June 30, 2025.

The following table presents the fair value of our derivatives instruments on a gross basis:

(In millions)	Level 1	Level 2	Level 3	Total
June 30, 2026				
Derivative assets	**$ 0**	**$ 2,168**	**$ 8**	**$ 2,176**
Derivative liabilities	**0**	**(1,430)**	**0**	**(1,430)**
June 30, 2025				
Derivative assets	1	474	283	758
Derivative liabilities	0	(1,832)	(5)	(1,837)

Gains (losses) on derivative instruments recognized in other income (expense), net were as follows:

(In millions)

Year Ended June 30,	2026	2025	2024
Designated as Fair Value Hedging Instruments			
Interest rate contracts			
Derivatives	**$ (5)**	$ 5	$ (23)
Hedged items	**(25)**	(45)	(25)
Designated as Cash Flow Hedging Instruments			
Foreign exchange contracts			
Amount reclassified from accumulated other comprehensive loss	**(63)**	103	(48)
Not Designated as Hedging Instruments			
Foreign exchange contracts	**592**	(938)	367
Equity contracts	**1,864**	(266)	(177)
Other contracts	**(1)**	21	(15)

Gains (losses), net of tax, on derivative instruments recognized in our consolidated comprehensive income statements were as follows:

(In millions)

Year Ended June 30,	2026	2025	2024
Designated as Cash Flow Hedging Instruments			
Foreign exchange contracts			
Included in effectiveness assessment	**$ (42)**	$ 77	$ (14)

NOTE 6 — PROPERTY AND EQUIPMENT

The components of property and equipment were as follows:

(In millions)

June 30,	2026	2025
Land	**$ 10,546**	$ 9,338
Buildings and improvements	**182,749**	137,921
Leasehold improvements	**16,348**	12,117
Servers, network equipment, and software	**215,874**	132,836
Furniture and equipment	**6,250**	6,407
Total, at cost	**431,767**	298,619
Accumulated depreciation	**(118,691)**	(93,653)
Total, net	**$ 313,076**	$ 204,966

During fiscal years 2026, 2025, and 2024, depreciation expense was $34.3 billion, $22.0 billion, and $15.2 billion, respectively.

As of June 30, 2026, 2025, and 2024, purchases of property and equipment remaining in accounts payable were $26.7 billion, $6.9 billion, and $4.3 billion, respectively. As of June 30, 2026, we have committed $34.6 billion for the construction of new buildings, building improvements, and leasehold improvements, primarily related to datacenters.

NOTE 7 — BUSINESS COMBINATIONS

Activision Blizzard, Inc.

On October 13, 2023, we completed our acquisition of Activision Blizzard, Inc. (“Activision Blizzard”) for a total purchase price of $75.4 billion, consisting primarily of cash. Activision Blizzard is a leader in game development and an interactive entertainment content publisher. The acquisition will accelerate the growth in our gaming business across mobile, PC, console, and cloud gaming. The financial results of Activision Blizzard have been included in our consolidated financial statements since the date of the acquisition. Activision Blizzard is reported as part of our More Personal Computing segment.

The allocation of the purchase price to the assets acquired and liabilities assumed was completed as of September 30, 2024. The major classes of assets and liabilities to which we have allocated the purchase price were as follows:

(In millions)	
Cash and cash equivalents	$ 12,976
Goodwill	51,001
Intangible assets	21,969
Other assets	2,503
Long-term debt	(2,799)
Long-term income taxes	(1,946)
Deferred income taxes	(4,676)
Other liabilities	(3,620)
Total purchase price	$ 75,408

Goodwill was assigned to our More Personal Computing segment. The goodwill was primarily attributed to increased synergies that are expected to be achieved from the integration of Activision Blizzard. Substantially all of the goodwill is expected to be non-deductible for income tax purposes.

Following are the details of the purchase price allocated to the intangible assets acquired:

(In millions, except average life)	Amount	Weighted Average Life
Marketing-related	$ 11,619	24 years
Technology-based	9,689	4 years
Customer-related	661	4 years
Fair value of intangible assets acquired	$ 21,969	15 years

Following are the supplemental consolidated financial results of Microsoft Corporation on an unaudited pro forma basis, as if the acquisition had been consummated on July 1, 2022:

(In millions, except per share amounts)				
Year Ended June 30,		**2024**		**2023**
Revenue	$	247,442	$	219,790
Net income		88,308		71,383
Diluted earnings per share		11.82		9.55

These pro forma results were based on estimates and assumptions, which we believe are reasonable. They are not the results that would have been realized had we been a combined company during the periods presented and are not necessarily indicative of our consolidated results of operations in future periods. The pro forma results include adjustments related to purchase accounting, primarily amortization of intangible assets. Acquisition costs and other nonrecurring charges were immaterial and are included in the earliest period presented.

NOTE 8 — GOODWILL

Changes in the carrying amount of goodwill were as follows:

(In millions)		June 30, 2024		Acquisitions		Other		June 30, 2025		Acquisitions		Other		June 30, 2026
Productivity and Business Processes	$	31,361	$	0	$	96	$	31,457	**$**	**67**	**$**	**46**	**$**	**31,570**
Intelligent Cloud		25,648		0		41		25,689		**36**		**16**		**25,741**
More Personal Computing		62,211		0		152		62,363		**5**		**(28)**		**62,340**
Total	$	119,220	$	0	$	289	$	119,509	**$**	**108**	**$**	**34**	**$**	**119,651**

The measurement periods for the valuation of assets acquired and liabilities assumed end as soon as information on the facts and circumstances that existed as of the acquisition dates becomes available, but do not exceed 12 months. Adjustments in purchase price allocations may require a change in the amounts allocated to goodwill during the periods in which the adjustments are determined.

Any change in the goodwill amounts resulting from foreign currency translations and purchase accounting adjustments are presented as "Other" in the table above. Also included in "Other" are business dispositions and transfers between segments due to reorganizations, as applicable.

Goodwill Impairment

We test goodwill for impairment annually on May 1 at the reporting unit level, primarily using a discounted cash flow methodology with a peer-based, risk-adjusted weighted average cost of capital. We believe use of a discounted cash flow approach is the most reliable indicator of the fair values of the businesses.

No instances of impairment were identified in our May 1, 2026, May 1, 2025, or May 1, 2024 tests. As of June 30, 2026 and 2025, accumulated goodwill impairment was $11.3 billion.

NOTE 9 — INTANGIBLE ASSETS

The components of intangible assets, all of which are finite-lived, were as follows:

(In millions)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
June 30,			**2026**			**2025**
Marketing-related	**$ 16,506**	**$ (4,690)**	**$ 11,816**	$ 16,502	$ (3,901)	$ 12,601
Technology-based	**22,779**	**(18,136)**	**4,643**	22,560	(14,959)	7,601
Customer-related	**4,171**	**(2,520)**	**1,651**	4,278	(2,050)	2,228
Contract-based	**623**	**(124)**	**499**	217	(43)	174
Total	**$ 44,079**	**$ (25,470)**	**$ 18,609**	$ 43,557	$ (20,953)	$ 22,604

No material impairments of intangible assets were identified during fiscal years 2026, 2025, or 2024. We estimate that we have no significant residual value related to our intangible assets.

The components of intangible assets acquired during the periods presented were as follows:

(In millions)	Amount	Weighted Average Life	Amount	Weighted Average Life
Year Ended June 30,	**2026**		**2025**	
Marketing-related	**$ 12**	**10 years**	$ 13	10 years
Technology-based	**387**	**5 years**	912	9 years
Customer-related	**0**	**0 years**	0	0 years
Contract-based	**405**	**5 years**	171	5 years
Total	**$ 804**	**5 years**	$ 1,096	9 years

Intangible assets amortization expense was $4.7 billion, $6.0 billion, and $4.8 billion for fiscal years 2026, 2025, and 2024, respectively.

The following table outlines the estimated future amortization expense related to intangible assets held as of June 30, 2026:

(In millions)	
Year Ending June 30,	
2027	**$ 3,097**
2028	**2,141**
2029	**1,944**
2030	**1,477**
2031	**1,128**
Thereafter	**8,822**
Total	**$ 18,609**

NOTE 10 — DEBT

The components of long-term debt were as follows:

(In millions, issuance by calendar year)	Maturities (calendar year)	Stated Interest Rate	Effective Interest Rate	June 30, 2026	June 30, 2025
2009 issuance of $3.8 billion	**2039**	**5.20%**	**5.24%**	**$ 520**	$ 520
2010 issuance of $4.8 billion	**2040**	**4.50%**	**4.57%**	**486**	486
2011 issuance of $2.3 billion	**2041**	**5.30%**	**5.36%**	**718**	718
2012 issuance of $2.3 billion	**2042**	**3.50%**	**3.57%**	**454**	454
2013 issuance of $5.2 billion	**2043**	**3.75%–4.88%**	**3.83%–4.92%**	**314**	314
2013 issuance of €4.1 billion	**2028–2033**	**2.63%–3.13%**	**2.69%–3.22%**	**2,630**	2,700
2015 issuance of $23.8 billion	**2035–2055**	**3.50%–4.75%**	**3.60%–4.78%**	**4,555**	7,555
2016 issuance of $19.8 billion	**2026–2056**	**2.40%–3.95%**	**2.46%–4.03%**	**7,930**	7,930
2017 issuance of $17.1 billion	**2026–2057**	**3.30%–4.50%**	**3.38%–5.49%**	**6,833**	6,833
2020 issuance of $10.1 billion	**2030–2060**	**1.35%–2.68%**	**2.53%–5.43%**	**10,111**	10,111
2021 issuance of $8.2 billion	**2052–2062**	**2.92%–3.04%**	**2.92%–3.04%**	**8,185**	8,185
2023 issuance of $0.1 billion	**2026–2050**	**1.35%–4.50%**	**5.16%–5.49%**	**56**	56
2024 issuance of $3.3 billion	**2026–2050**	**1.35%–4.50%**	**5.16%–5.49%**	**3,344**	3,344
Total face value				**46,136**	49,206
Unamortized discount and issuance costs				**(1,081)**	(1,155)
Hedge fair value adjustments [(a)]				**(11)**	(36)
Premium on debt exchange				**(4,750)**	(4,864)
Total debt				**40,294**	43,151
Current portion of long-term debt				**(9,227)**	(2,999)
Long-term debt				**$ 31,067**	$ 40,152

(a) *Refer to Note 5 – Derivatives for further information on the interest rate swaps related to fixed-rate debt.*

As of June 30, 2026 and 2025, the estimated fair value of long-term debt, including the current portion, was $36.5 billion and $40.4 billion, respectively. The estimated fair values are based on Level 2 inputs.

Debt in the table above is comprised of senior unsecured obligations and ranks equally with our other outstanding obligations. Interest is paid semi-annually, except for the Euro-denominated debt, which is paid annually. Cash paid for interest on our debt for fiscal years 2026, 2025, and 2024 was $1.5 billion, $1.6 billion, and $1.7 billion, respectively.

The following table outlines maturities of our long-term debt, including the current portion, as of June 30, 2026:

(In millions)	
Year Ending June 30,	
2027	**$ 9,250**
2028	**0**
2029	**2,001**
2030	**0**
2031	**500**
Thereafter	**34,385**
Total	**$ 46,136**

NOTE 11 — INCOME TAXES

Provision for Income Taxes

The components of the provision for income taxes were as follows:

(In millions)

Year Ended June 30,	2026	2025	2024
Current Taxes			
U.S. federal	**$ 2,461**	$ 14,086	$ 12,165
U.S. state and local	**2,713**	3,342	2,366
Foreign	**12,587**	11,423	9,858
Current taxes	**$ 17,761**	$ 28,851	$ 24,389
Deferred Taxes			
U.S. federal	**$ 12,780**	$ (6,250)	$ (4,791)
U.S. state and local	**1,113**	(1,087)	(379)
Foreign	**531**	281	432
Deferred taxes	**$ 14,424**	$ (7,056)	$ (4,738)
Provision for income taxes	**$ 32,185**	$ 21,795	$ 19,651

U.S. and foreign components of income before income taxes were as follows:

(In millions)

Year Ended June 30,	2026	2025	2024
U.S.	**$ 103,591**	$ 69,212	$ 62,886
Foreign	**62,343**	54,415	44,901
Income before income taxes	**$ 165,934**	$ 123,627	$ 107,787

Effective Tax Rate

We adopted Accounting Standards Update 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures* ("ASU 2023-09") prospectively. The items accounting for the difference between income taxes computed at the U.S. federal statutory rate and our effective rate for the year ended June 30, 2026, pursuant to the requirements of ASU 2023-09, were as follows:

(In millions, except percentages)

Year Ended June 30,	**2026**	
Federal statutory tax rate	**$ 34,846**	**21.0%**
Effect of:		
State and local income tax, net of federal income tax effect [(a)]	**2,573**	**1.6%**
Foreign tax effects:		
Ireland:		
Statutory tax rate difference	**(4,301)**	**(2.6)%**
Other	**809**	**0.5%**
Other foreign jurisdictions [(b)]	**3,248**	**2.0%**
Effect of cross-border tax laws:		
Global intangible low-taxed income (GILTI) [(c)]	**5,068**	**3.1%**
Foreign-derived intangible income deduction	**(603)**	**(0.4)%**
Other	**799**	**0.5%**
Tax credits:		
Research and development credit	**(1,453)**	**(0.9)%**
Foreign tax credits	**(9,151)**	**(5.5)%**
Other	**(14)**	**(0.0)%**
Changes in unrecognized tax benefits [(d)]	**1,094**	**0.7%**
Other reconciling items, net	**(730)**	**(0.6)%**
Effective rate	**$ 32,185**	**19.4%**

(a) *In fiscal year 2026, state and local income taxes in California, Illinois, Minnesota, New Jersey, New York, and New York City made up the majority (greater than 50%) of the tax effect in this category.*

(b) *Under ASU 2023-09, Foreign tax effects include foreign withholding taxes while the related foreign tax credits are included in the Tax credits category. Prior to adoption of ASU 2023-09, foreign withholding taxes were presented net of foreign tax credits.*

(c) *Under ASU 2023-09, we elected to present the effect of cross-border tax laws gross and present the foreign tax credits related to GILTI within the Tax credits category.*

(d) *Includes changes in unrecognized tax benefits on an aggregated basis for all jurisdictions, including interest and penalties.*

As previously disclosed for the years ended June 30, 2025 and 2024, prior to the adoption of ASU 2023-09, the items accounting for the difference between income taxes computed at the U.S. federal statutory rate and our effective rate were as follows:

Year Ended June 30,	**2025**	**2024**
Federal statutory rate	21.0%	21.0%
Effect of:		
Foreign earnings taxed at lower rates	(1.5)%	(1.4)%
Foreign-derived intangible income deduction	(1.0)%	(1.1)%
State income taxes, net of federal benefit	1.5%	1.5%
Research and development credit	(1.1)%	(1.1)%
Excess tax benefits relating to stock-based compensation	(0.9)%	(1.1)%
Interest, net	1.0%	1.1%
Other reconciling items, net	(1.4)%	(0.7)%
Effective rate	17.6%	18.2%

The decrease from the federal statutory rate in fiscal years 2026, 2025, and 2024 is primarily due to earnings taxed at lower rates in foreign jurisdictions resulting from producing and distributing our products and services through our foreign regional operations center in Ireland. In fiscal years 2026, 2025, and 2024, our foreign regional operating center in Ireland, which is taxed at a rate lower than the U.S. rate, generated 81%, 81%, and 83%, respectively, of our foreign income before tax. For fiscal year 2026, other reconciling items, net consists primarily of excess tax benefits related to stock-based compensation, impacts of tax law changes, and changes in valuation allowances. For fiscal year 2025 and 2024, other reconciling items, net consists primarily of individually immaterial reconciling items such as GILTI net of related foreign tax credit, and in fiscal year 2024, includes tax benefits from tax law changes. In fiscal year 2024, tax benefits from tax law changes primarily relate to the delay of the effective date of final foreign tax credit regulations. In fiscal years 2026, 2025, and 2024, there were no individually significant other reconciling items.

The increase in our effective tax rate for fiscal year 2026 compared to fiscal year 2025 was primarily due to changes in the mix of our earnings and tax expenses between the U.S. and foreign countries. The decrease in our effective tax rate for fiscal year 2025 compared to fiscal year 2024 was due to changes in the mix of our earnings and tax expenses between the U.S. and foreign countries.

The components of the deferred income tax assets and liabilities were as follows:

(In millions)

June 30,	**2026**	**2025**
Deferred Income Tax Assets		
Stock-based compensation expense	**$ 945**	$ 909
Accruals, reserves, and other expenses	**5,509**	5,050
Loss and credit carryforwards	**2,124**	2,114
Amortization	**3,843**	4,118
Leasing liabilities	**22,275**	12,874
Unearned revenue	**5,515**	4,324
Book/tax basis differences in investments and debt	**0**	303
Capitalized research and development	**15,305**	16,891
Other	**545**	529
Deferred income tax assets	**56,061**	47,112
Less valuation allowance	**(1,332)**	(1,169)
Deferred income tax assets, net of valuation allowance	**$ 54,729**	$ 45,943
Deferred Income Tax Liabilities		
Book/tax basis differences in investments and debt	**$ (2,972)**	$ 0
Leasing assets	**(21,474)**	(12,696)
Depreciation	**(17,675)**	(5,699)
Deferred tax on foreign earnings	**(396)**	(1,148)
Other	**(152)**	(127)
Deferred income tax liabilities	**$ (42,669)**	$ (19,670)
Net deferred income tax assets	**$ 12,060**	$ 26,273
Reported As		
Other long-term assets	**$ 15,114**	$ 29,108
Long-term deferred income tax liabilities	**(3,054)**	(2,835)
Net deferred income tax assets	**$ 12,060**	$ 26,273

Deferred income tax balances reflect the effects of temporary differences between the carrying amounts of assets and liabilities and their tax bases and are stated at enacted tax rates expected to be in effect when the taxes are paid or recovered.

As of June 30, 2026, we had federal, state, and foreign net operating loss carryforwards of $369 million, $715 million, and $2.9 billion, respectively. The federal and state net operating loss carryforwards have varying expiration dates ranging from fiscal year 2027 to 2046 or indefinite carryforward periods, if not utilized. The majority of our foreign net operating loss carryforwards do not expire. Certain acquired net operating loss carryforwards are subject to an annual limitation but are expected to be realized with the exception of those which have a valuation allowance. As of June 30, 2026, we had $613 million federal capital loss carryforwards for U.S. tax purposes. The federal capital loss carryforwards will expire in fiscal year 2030 if not utilized.

The valuation allowance disclosed in the table above relates to the foreign net operating loss carryforwards, federal capital loss carryforwards, and foreign tax credits carryforwards that may not be realized.

Income taxes paid, net of refunds, pursuant to the disclosure requirements of ASU 2023-09 in fiscal year 2026 were as follows:

(In millions)

Year Ended June 30	**2026**
U.S. federal	**$ 6,246**
U.S. state and local	**2,917**
Foreign	
Ireland	**6,495**
Other	**5,530**
Income taxes paid, net of refunds	**$ 21,188**

Income taxes paid, net of refunds, were $28.7 billion, and $23.4 billion in fiscal years 2025 and 2024, respectively.

Uncertain Tax Positions

Gross unrecognized tax benefits related to uncertain tax positions as of June 30, 2026, 2025, and 2024, were $25.8 billion, $24.7 billion, and $22.8 billion, respectively, which were primarily included in long-term income taxes in our consolidated balance sheets. If recognized, the resulting tax benefit would affect our effective tax rates for fiscal years 2026, 2025, and 2024 by $21.6 billion, $21.2 billion, and $19.6 billion, respectively.

As of June 30, 2026, 2025, and 2024, we had accrued interest expense related to uncertain tax positions of $9.4 billion, $8.2 billion, and $6.8 billion, respectively, net of income tax benefits. The provision for income taxes for fiscal years 2026, 2025, and 2024 included interest expense related to uncertain tax positions of $1.4 billion, $1.3 billion, and $1.5 billion, respectively, net of income tax benefits.

The aggregate changes in the gross unrecognized tax benefits related to uncertain tax positions were as follows:

(In millions)

Year Ended June 30,	**2026**	**2025**	**2024**
Beginning unrecognized tax benefits	**$ 24,729**	$ 22,760	$ 17,120
Decreases related to settlements	**(221)**	(240)	(76)
Increases for tax positions related to the current year	**1,517**	2,066	1,903
Increases for tax positions related to prior years	**263**	468	4,289
Decreases for tax positions related to prior years	**(404)**	(300)	(464)
Decreases due to lapsed statutes of limitations	**(53)**	(25)	(12)
Ending unrecognized tax benefits	**$ 25,831**	$ 24,729	$ 22,760

We remain under audit by the IRS for tax years 2014 to 2017. With respect to the audit for tax years 2004 to 2013, on September 26, 2023, we received Notices of Proposed Adjustment (“NOPAs”) from the IRS. The primary issues in the NOPAs relate to intercompany transfer pricing. In the NOPAs, the IRS is seeking an additional tax payment of $28.9 billion plus penalties and interest. As of June 30, 2026, we believe our allowances for income tax contingencies are adequate. We disagree with the proposed adjustments and will vigorously contest the NOPAs through the IRS’s administrative appeals office and, if necessary, judicial proceedings.

We are subject to income tax in many jurisdictions outside the U.S., some of which are currently under audit by local tax authorities. The resolution of these audits is not expected to be material to our consolidated financial statements. Our operations in Ireland remain subject to examination for tax years 2021 and thereafter.

NOTE 12 — UNEARNED REVENUE

Unearned revenue by segment was as follows:

(In millions)

June 30,	2026	2025
Productivity and Business Processes	**$ 57,936**	$ 50,567
Intelligent Cloud	**14,942**	14,022
More Personal Computing	**2,834**	2,676
Total	**$ 75,712**	$ 67,265

Changes in unearned revenue were as follows:

(In millions)

Year Ended June 30, 2026	
Balance, beginning of period	**$ 67,265**
Deferral of revenue	**194,184**
Recognition of unearned revenue	**(185,737)**
Balance, end of period	**$ 75,712**

Revenue allocated to remaining performance obligations, which includes unearned revenue and amounts expected to be invoiced and recognized as revenue in future periods, was $684 billion as of June 30, 2026. Revenue allocated to remaining performance obligations related to the commercial portion of revenue was $678 billion as of June 30, 2026, with a weighted average duration of approximately 2.3 years. We expect to recognize approximately 30% of both our total company remaining performance obligation revenue and commercial remaining performance obligation revenue over the next 12 months and the remainder thereafter.

NOTE 13 — LEASES

We have operating and finance leases for datacenters, corporate offices, research and development facilities, and certain equipment. Our leases have remaining lease terms of less than 1 year to 20 years, some of which include options to extend the leases for up to 5 years, and some of which include options to terminate the leases within 1 year.

The components of lease expense were as follows:

(In millions)

Year Ended June 30,	2026	2025	2024
Operating lease cost	**$ 6,968**	$ 5,524	$ 3,555
Finance lease cost:			
Amortization of right-of-use assets	**$ 5,403**	$ 3,408	$ 1,800
Interest on lease liabilities	**2,547**	1,417	734
Total finance lease cost	**$ 7,950**	$ 4,825	$ 2,534

Supplemental cash flow information related to leases was as follows:

(In millions)

Year Ended June 30,	**2026**	**2025**	**2024**
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	**$ 6,443**	$ 4,931	$ 3,550
Operating cash flows from finance leases	**2,547**	1,372	734
Financing cash flows from finance leases	**3,101**	2,283	1,286
Right-of-use assets obtained in exchange for lease obligations:			
Operating leases	**4,555**	7,826	6,703
Finance leases	**24,608**	20,511	11,633

Supplemental balance sheet information related to leases was as follows:

(In millions, except lease term and discount rate)

June 30,	**2026**	**2025**
Operating Leases		
Operating lease right-of-use assets	**$ 24,177**	$ 24,823
Other current liabilities	**$ 5,393**	$ 5,424
Operating lease liabilities	**16,532**	17,437
Total operating lease liabilities	**$ 21,925**	$ 22,861
Finance Leases		
Property and equipment, at cost	**$ 82,712**	$ 53,876
Accumulated depreciation	**(15,431)**	(9,861)
Property and equipment, net	**$ 67,281**	$ 44,015
Other current liabilities	**$ 4,290**	$ 3,172
Other long-term liabilities	**62,304**	43,000
Total finance lease liabilities	**$ 66,594**	$ 46,172
Weighted Average Remaining Lease Term		
Operating leases	**6 years**	6 years
Finance leases	**13 years**	13 years
Weighted Average Discount Rate		
Operating leases	**3.7%**	3.5%
Finance leases	**4.5%**	4.2%

The following table outlines maturities of our lease liabilities as of June 30, 2026:

(In millions)

Year Ending June 30,	Operating Leases	Finance Leases
2027	$ 6,082	$ 7,121
2028	4,334	7,294
2029	3,146	6,668
2030	2,612	6,570
2031	2,316	6,543
Thereafter	6,216	55,490
Total lease payments	24,706	89,686
Less imputed interest	(2,781)	(23,092)
Total	$ 21,925	$ 66,594

As of June 30, 2026, we had additional leases, primarily for datacenters, that had not yet commenced of $329.1 billion, with some arrangements subject to certain contractual conditions being met. These leases will commence between fiscal year 2027 and fiscal year 2033 with lease terms of 1 year to 20 years.

NOTE 14 — CONTINGENCIES

Irish Data Protection Commission Matter

In 2018, the Irish Data Protection Commission ("IDPC") began investigating a complaint against LinkedIn as to whether LinkedIn's targeted advertising practices violated the recently implemented European Union General Data Protection Regulation ("GDPR"). Microsoft cooperated throughout the period of inquiry. In October 2024, the IDPC provided LinkedIn with a final decision alleging GDPR violations and assessing a fine. In November 2024, LinkedIn appealed the final decision. A preliminary hearing was held in December 2025. The court issued a ruling on the standard of appeal, which the IDPC may appeal.

Other Contingencies

We also are subject to a variety of other claims and suits that arise from time to time in the ordinary course of our business. Although management currently believes that resolving claims against us, individually or in aggregate, will not have a material adverse impact in our consolidated financial statements, these matters are subject to inherent uncertainties and management's view of these matters may change in the future.

As of June 30, 2026, we accrued aggregate legal liabilities of $553 million. While we intend to defend these matters vigorously, adverse outcomes that we estimate could reach approximately $400 million in aggregate beyond recorded amounts are reasonably possible. Were unfavorable final outcomes to occur, there exists the possibility of a material adverse impact in our consolidated financial statements for the period in which the effects become reasonably estimable.

NOTE 15 — STOCKHOLDERS' EQUITY

Shares Outstanding

Shares of common stock outstanding were as follows:

(In millions)

Year Ended June 30,	2026	2025	2024
Balance, beginning of year	**7,434**	7,434	7,432
Issued	**29**	31	34
Repurchased	**(36)**	(31)	(32)
Balance, end of year	**7,427**	7,434	7,434

Share Repurchases

On September 14, 2021, our Board of Directors approved a share repurchase program authorizing up to $60.0 billion in share repurchases. This share repurchase program commenced in November 2021 and was completed in April 2025.

On September 16, 2024, our Board of Directors approved a share repurchase program authorizing up to $60.0 billion in share repurchases. This share repurchase program commenced in April 2025, following completion of the program approved on September 14, 2021, has no expiration date, and may be terminated at any time. As of June 30, 2026, $40.6 billion remained of this $60.0 billion share repurchase program.

We repurchased the following shares of common stock under the share repurchase programs:

(In millions)	Shares	Amount	Shares	Amount	Shares	Amount
Year Ended June 30,		2026		2025		2024
First Quarter	**8**	**$ 3,955**	7	$ 2,800	11	$ 3,560
Second Quarter	**12**	**5,964**	8	3,500	7	2,800
Third Quarter	**7**	**3,400**	8	3,500	7	2,800
Fourth Quarter	**9**	**3,400**	8	3,200	7	2,800
Total	**36**	**$ 16,719**	31	$ 13,000	32	$ 11,960

All share repurchases were made using cash resources. Shares repurchased during fiscal year 2026 were under the share repurchase program approved on September 16, 2024. Shares repurchased during the fourth quarter of fiscal year 2025 were under the share repurchase programs approved on September 14, 2021 and September 16, 2024. All other shares repurchased were under the share repurchase program approved on September 14, 2021. The above table excludes shares repurchased to settle employee tax withholding related to the vesting of stock awards of $5.6 billion, $5.4 billion, and $5.3 billion for fiscal years 2026, 2025, and 2024, respectively.

Dividends

Our Board of Directors declared the following dividends:

Declaration Date	Record Date	Payment Date	Dividend Per Share	Amount
Fiscal Year 2026				**(In millions)**
September 15, 2025	**November 20, 2025**	**December 11, 2025**	**$ 0.91**	**$ 6,762**
December 2, 2025	**February 19, 2026**	**March 12, 2026**	**0.91**	**6,756**
March 10, 2026	**May 21, 2026**	**June 11, 2026**	**0.91**	**6,758**
June 10, 2026	**August 20, 2026**	**September 10, 2026**	**0.91**	**6,759**
Total			**$ 3.64**	**$ 27,035**
Fiscal Year 2025				
September 16, 2024	November 21, 2024	December 12, 2024	$ 0.83	$ 6,170
December 3, 2024	February 20, 2025	March 13, 2025	0.83	6,169
March 11, 2025	May 15, 2025	June 12, 2025	0.83	6,169
June 10, 2025	August 21, 2025	September 11, 2025	0.83	6,168
Total			$ 3.32	$ 24,676

The dividend declared on June 10, 2026 was included in other current liabilities as of June 30, 2026.

NOTE 16 — ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following table summarizes the changes in accumulated other comprehensive income (loss) by component:

(In millions)

Year Ended June 30,	**2026**	**2025**	**2024**
Derivatives			
Balance, beginning of period	**$ (8)**	$ (3)	$ (27)
Unrealized gains (losses), net of tax of **$(11)**, $20, and $(4)	**(42)**	77	(14)
Reclassification adjustments for (gains) losses included in other income (expense), net	**63**	(103)	48
Tax expense (benefit) included in provision for income taxes	**(13)**	21	(10)
Amounts reclassified from accumulated other comprehensive loss	**50**	(82)	38
Net change related to derivatives, net of tax of **$2**, $(1), and $6	**8**	(5)	24
Balance, end of period	**$ 0**	$ (8)	$ (3)
Investments			
Balance, beginning of period	**$ (1,051)**	$ (2,625)	$ (3,582)
Unrealized gains, net of tax of **$57**, $411, and $247	**232**	1,560	915
Reclassification adjustments for (gains) losses included in other income (expense), net	**(21)**	17	53
Tax expense (benefit) included in provision for income taxes	**4**	(3)	(11)
Amounts reclassified from accumulated other comprehensive loss	**(17)**	14	42
Net change related to investments, net of tax of **$53**, $414, and $258	**215**	1,574	957
Balance, end of period	**$ (836)**	$ (1,051)	$ (2,625)
Translation Adjustments and Other			
Balance, beginning of period	**$ (2,288)**	$ (2,962)	$ (2,734)
Translation adjustments and other, net of tax of **$0**, $8, and $0	**(160)**	674	(228)
Balance, end of period	**$ (2,448)**	$ (2,288)	$ (2,962)
Accumulated other comprehensive loss, end of period	**$ (3,284)**	$ (3,347)	$ (5,590)

NOTE 17 — EMPLOYEE STOCK AND SAVINGS PLANS

We grant stock-based compensation to employees and directors. Awards that expire or are canceled without delivery of shares generally become available for issuance under the plans. We issue new shares of Microsoft common stock to satisfy vesting of awards granted under our stock plans. We also have an ESPP for all eligible employees.

Stock-based compensation expense and related income tax benefits were as follows:

(In millions)

Year Ended June 30,	**2026**	**2025**	**2024**
Stock-based compensation expense	**$ 12,405**	$ 11,974	$ 10,734
Income tax benefits related to stock-based compensation	**2,089**	2,027	1,826

Stock Plans

Stock awards entitle the holder to receive shares of Microsoft common stock as the award vests. Stock awards generally vest over a service period of four years or five years.

Executive Incentive Plan

Under the Executive Incentive Plan, the Compensation Committee approves stock awards to executive officers and certain senior executives. RSUs generally vest ratably over a service period of four years. PSUs generally vest over a performance period of three years. The number of shares the PSU holder receives is based on the extent to which the corresponding performance goals have been achieved.

Activity for All Stock Plans

The fair value of stock awards was estimated on the date of grant using the following assumptions:

Year Ended June 30,	2026	2025	2024
Dividends per share (quarterly amounts)	**$ 0.83 – 0.91**	$ 0.75 – 0.83	$ 0.68 – 0.75
Interest rates	**3.4% – 4.5%**	3.4% – 5.5%	3.8% – 5.6%

During fiscal year 2026, the following activity occurred under our stock plans:

	Shares	Weighted Average Grant-Date Fair Value
	(In millions)	
Stock Awards		
Nonvested balance, beginning of year	**82**	**$ 347.44**
Granted [(a)]	**41**	**471.00**
Vested	**(35)**	**342.98**
Forfeited	**(10)**	**384.57**
Nonvested balance, end of year	**78**	**409.94**

(a) *Includes 1 million of PSUs granted at target and performance adjustments above target levels for each of the fiscal years 2026, 2025, and 2024.*

As of June 30, 2026, total unrecognized compensation costs related to stock awards were $24.8 billion. These costs are expected to be recognized over a weighted average period of three years. The weighted average grant-date fair value of stock awards granted was $471.00, $413.90, and $339.46 for fiscal years 2026, 2025, and 2024, respectively. The fair value of stock awards vested was $16.3 billion, $16.2 billion, and $16.0 billion, for fiscal years 2026, 2025, and 2024, respectively. As of June 30, 2026, an aggregate of 292 million shares were authorized for future grant under our stock plans.

Employee Stock Purchase Plan

We have an ESPP for all eligible employees. Shares of our common stock may be purchased by employees at three-month intervals at 90% of the fair market value on the last trading day of each three-month period. Employees may purchase shares having a value not exceeding 15% of their gross compensation during an offering period.

Employees purchased the following shares during the periods presented:

(Shares in millions)

Year Ended June 30,	**2026**	**2025**	**2024**
Shares purchased	**5**	6	6
Average price per share	**$ 382.92**	$ 385.10	$ 339.46

As of June 30, 2026, 57 million shares of our common stock were reserved for future issuance through the ESPP.

Savings Plans

We have savings plans in the U.S. that qualify under Section 401(k) of the Internal Revenue Code, and a number of savings plans in international locations. Eligible U.S. employees may contribute a portion of their salary into the savings plans, subject to certain limitations. We match a portion of each dollar a participant contributes into the plans. Employer-funded retirement benefits for all plans were $1.8 billion, $1.8 billion, and $1.7 billion in fiscal years 2026, 2025, and 2024, respectively, and were expensed as contributed.

NOTE 18 — SEGMENT INFORMATION AND GEOGRAPHIC DATA

In its operation of the business, management, including our chief operating decision maker ("CODM"), who is also our Chief Executive Officer, reviews certain financial information, including segmented internal profit and loss statements. The primary profitability measure used by the CODM to review segment operating results is operating income. The CODM uses operating income to allocate resources during our annual planning process and throughout the year, as well as to assess the performance of our segments, primarily by monitoring actual results compared to prior periods and expected results. During the periods presented, we reported our financial performance based on the following three segments: Productivity and Business Processes, Intelligent Cloud, and More Personal Computing.

Our reportable segments are described below.

Productivity and Business Processes

Our Productivity and Business Processes segment consists of products and services in our portfolio of productivity, communication, and information services, spanning a variety of devices and platforms. This segment primarily comprises:

- Microsoft 365 Commercial products and cloud services, including Microsoft 365 Commercial cloud, comprising Microsoft 365 Commercial, Enterprise Mobility + Security, the cloud portion of Windows Commercial, the per-user portion of Power BI, Exchange, SharePoint, Microsoft Teams, Microsoft 365 Security and Compliance, and Microsoft 365 Copilot; and Microsoft 365 Commercial products, comprising Windows Commercial on-premises and Office licensed on-premises.
- Microsoft 365 Consumer products and cloud services, including Microsoft 365 Consumer subscriptions, Office licensed on-premises, and other consumer services.
- LinkedIn, including Talent Solutions, Marketing Solutions, Premium Subscriptions, and Sales Solutions.
- Dynamics products and cloud services, including Dynamics 365, comprising a set of intelligent, cloud-based applications across ERP, CRM, Power Apps, and Power Automate; and on-premises ERP and CRM applications.

Intelligent Cloud

Our Intelligent Cloud segment consists of our public, private, and hybrid server products and cloud services that power modern business and developers. This segment primarily comprises:

- Server products and cloud services, including Azure and other cloud services, comprising cloud and AI consumption-based services, GitHub cloud services, Health and Life Sciences cloud services (formerly Nuance Healthcare cloud services), virtual desktop offerings, and other cloud services; and Server products, comprising SQL Server, Windows Server, Visual Studio, System Center, related Client Access Licenses, and other on-premises offerings.
- Enterprise and partner services, including Enterprise Support Services, Industry Solutions, Microsoft Partner Network, and Learning Experience.

More Personal Computing

Our More Personal Computing segment consists of products and services that put customers at the center of the experience with our technology. This segment primarily comprises:

- Windows and Devices, including Windows OEM licensing (Windows Pro and non-Pro licenses sold through the OEM channel) and Devices, comprising Surface and PC accessories.
- XBOX (formerly Gaming), including XBOX hardware and XBOX content and services, comprising first- and third-party content (including games and in-game content), XBOX Game Pass and other subscriptions, XBOX Cloud Gaming, advertising, and other cloud services.
- Search advertising (formerly Search and news advertising), comprising Bing, Copilot, Microsoft News, Microsoft Edge, and third-party affiliates.

Revenue and costs are generally directly attributed to our segments. However, due to the integrated structure of our business, certain revenue recognized and costs incurred by one segment may benefit other segments. Revenue from certain contracts is allocated among the segments based on the relative value of the underlying products and services, which can include allocation based on actual prices charged, prices when sold separately, or estimated costs plus a profit margin. Cost of revenue is allocated in certain cases based on a relative revenue methodology. Operating expenses that are allocated primarily include those relating to our investments in AI infrastructure and training, as well as marketing of products and services, from which multiple segments benefit and are generally allocated based on relative gross margin.

In addition, certain costs are incurred at a corporate level and allocated to our segments. These allocated costs generally include legal, including settlements and fines, information technology, human resources, finance, excise taxes, field selling, shared facilities services, customer service and support, and severance incurred as part of a corporate program. Each allocation is measured differently based on the specific facts and circumstances of the costs being allocated and is generally based on relative gross margin or relative headcount.

Segment revenue, cost of revenue, operating expenses, and operating income were as follows during the periods presented:

(In millions)

Year Ended June 30,	2026	2025	2024
Productivity and Business Processes			
Revenue	**$ 139,996**	$ 120,810	$ 106,820
Cost of revenue	**25,017**	22,422	19,611
Operating expenses	**31,100**	28,615	27,548
Operating income	**$ 83,879**	$ 69,773	$ 59,661
Intelligent Cloud			
Revenue	**$ 137,791**	$ 106,265	$ 87,464
Cost of revenue	**57,876**	40,171	29,611
Operating expenses	**22,943**	21,505	20,040
Operating income	**$ 56,972**	$ 44,589	$ 37,813
More Personal Computing			
Revenue	**$ 54,052**	$ 54,649	$ 50,838
Cost of revenue	**23,481**	25,238	24,892
Operating expenses	**16,185**	15,245	13,987
Operating income	**$ 14,386**	$ 14,166	$ 11,959
Total			
Revenue	**$ 331,839**	$ 281,724	$ 245,122
Cost of revenue	**106,374**	87,831	74,114
Operating expenses	**70,228**	65,365	61,575
Operating income	**$ 155,237**	$ 128,528	$ 109,433

No sales to an individual customer or country other than the United States accounted for more than 10% of revenue for fiscal years 2026, 2025, or 2024. Revenue, classified by the major geographic areas in which our customers were located, was as follows:

(In millions)

Year Ended June 30,	2026	2025	2024
United States [(a)]	**$ 170,794**	$ 144,546	$ 124,704
Other countries	**161,045**	137,178	120,418
Total	**$ 331,839**	$ 281,724	$ 245,122

(a) *Includes billings to OEMs and certain multinational organizations because of the nature of these businesses and the impracticability of determining the geographic source of the revenue.*

Revenue, classified by significant product and service offerings, was as follows:

(In millions)

Year Ended June 30,	**2026**	**2025**	**2024**
Server products and cloud services	**$ 129,425**	$ 98,435	$ 79,828
Microsoft 365 Commercial products and cloud services	**101,997**	87,767	76,969
XBOX	**21,790**	23,455	21,503
LinkedIn	**19,817**	17,812	16,372
Windows and Devices	**17,084**	17,314	17,026
Search advertising	**15,176**	13,878	12,306
Microsoft 365 Consumer products and cloud services	**9,175**	7,404	6,648
Dynamics products and cloud services	**9,006**	7,827	6,831
Enterprise and partner services	**8,260**	7,760	7,594
Other	**109**	72	45
Total	**$ 331,839**	$ 281,724	$ 245,122

Our Microsoft Cloud revenue, which includes Microsoft 365 Commercial cloud, Azure and other cloud services, the commercial portion of LinkedIn, and Dynamics 365, was $214.4 billion, $168.9 billion, and $137.7 billion in fiscal years 2026, 2025, and 2024, respectively. These amounts are included in Server products and cloud services, Microsoft 365 Commercial products and cloud services, LinkedIn, and Dynamics products and cloud services in the table above.

Assets are not allocated to segments for internal reporting presentations. A portion of amortization and depreciation is included with various other costs in an overhead allocation to each segment. It is impracticable for us to separately identify the amount of amortization and depreciation by segment that is included in the measure of segment profit or loss.

Long-lived assets, excluding financial instruments and tax assets, classified by the location of the controlling statutory company and with countries over 10% of the total shown separately, were as follows:

(In millions)

June 30,	**2026**	**2025**	**2024**
United States	**$ 300,354**	$ 230,069	$ 186,106
Other countries	**175,159**	141,833	115,263
Total	**$ 475,513**	$ 371,902	$ 301,369

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Microsoft Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Microsoft Corporation and subsidiaries (the "Company") as of June 30, 2026 and 2025, the related consolidated statements of income, comprehensive income, cash flows, and stockholders' equity, for each of the three years in the period ended June 30, 2026, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2026 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2026, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of June 30, 2026, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 29, 2026, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue Recognition – Refer to Note 1 to the financial statements

Critical Audit Matter Description

The Company recognizes revenue upon transfer of control of promised products or services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products or services. The Company offers customers the ability to acquire multiple licenses of software products and services, including cloud-based services, in its customer agreements through its volume licensing programs.

Significant judgment is exercised by the Company in determining revenue recognition for certain customer agreements, and includes the following:

- Determination of whether products and services are considered distinct performance obligations that should be accounted for separately versus together, such as software licenses and related services that are sold with cloud-based services.
- The pattern of delivery (i.e., timing of when revenue is recognized) for each distinct performance obligation.
- Identification and treatment of contract terms that may impact the timing and amount of revenue recognized (e.g., variable consideration, optional purchases, and free services).
- Determination of stand-alone selling prices for each distinct performance obligation and for products and services that are not sold separately.

Given these factors and due to the volume of transactions, the related audit effort in evaluating management's judgments in determining revenue recognition for certain customer agreements was extensive and required a high degree of auditor judgment.

How the Critical Audit Matter Was Addressed in the Audit

Our principal audit procedures related to the Company's revenue recognition for certain customer agreements included the following:

- We tested the effectiveness of controls related to the identification of distinct performance obligations, the determination of the timing of revenue recognition, and the estimation of variable consideration.
- We evaluated management's significant accounting policies related to certain customer agreements for reasonableness.
- We selected a sample of customer agreements and performed the following procedures:
    - Obtained and read contract source documents for each selection, including master agreements, and other documents that were part of the agreement.
    - Tested management's identification and treatment of contract terms.
    - Assessed the terms in the customer agreement and evaluated the appropriateness of management's application of their accounting policies, along with their use of estimates, in the determination of revenue recognition conclusions.
- We evaluated the reasonableness of management's estimate of stand-alone selling prices for products and services that are not sold separately.
- We tested the mathematical accuracy of management's calculations of revenue and the associated timing of revenue recognized in the financial statements.

Income Taxes – Uncertain Tax Positions – Refer to Note 11 to the financial statements

Critical Audit Matter Description

The Company's long-term income taxes liability includes uncertain tax positions related to transfer pricing issues that remain unresolved with the Internal Revenue Service ("IRS"). The Company remains under IRS audit, or subject to IRS audit, for tax years subsequent to 2003. During fiscal year 2024, the Company received Notices of Proposed Adjustments ("NOPAs") for the tax years 2004 to 2013, primarily related to intercompany transfer pricing. While the Company has settled a portion of the IRS audits, resolution of the remaining matters could have a material impact on the Company's financial statements.

Conclusions on recognizing and measuring uncertain tax positions involve significant estimates and management judgment and include complex considerations of the Internal Revenue Code, related regulations, tax case laws, and

prior-year audit settlements. Given the complexity and the subjective nature of certain transfer pricing issues that remain unresolved with the IRS, evaluating management's estimates relating to their determination of uncertain tax positions required a high degree of auditor judgment, including involvement of our tax specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our principal audit procedures to evaluate management's estimates of uncertain tax positions related to unresolved transfer pricing issues included the following:

- We evaluated management's methods and assumptions used in the measurement and disclosure of uncertain tax positions, which included testing the effectiveness of the related internal controls.
- We tested the reasonableness of management's judgments regarding the future resolution of uncertain tax positions, as follows:
  - We evaluated whether management had appropriately considered new information that could significantly change the measurement of the uncertain tax positions.
  - We evaluated the reasonableness of management's estimates by considering how changes in tax law, including statutes, regulations, and recent case law, impacted management's judgments.
- We evaluated the appropriateness of the disclosures in relation to the underlying facts, judgments, and conclusions.

/s/ DELOITTE & TOUCHE LLP

Seattle, Washington
July 29, 2026

We have served as the Company's auditor since 1983.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

CONTROLS AND PROCEDURES

Under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures as required by Exchange Act Rule 13a-15(b) as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures are effective.

REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our consolidated financial statements; providing reasonable assurance that receipts and expenditures of company assets are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use, or disposition of company assets that could have a material effect on our consolidated financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our consolidated financial statements would be prevented or detected.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as of June 30, 2026. There were no changes in our internal control over financial reporting during the quarter ended June 30, 2026 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Deloitte & Touche LLP has audited our internal control over financial reporting as of June 30, 2026; their report follows.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Microsoft Corporation

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Microsoft Corporation and subsidiaries (the "Company") as of June 30, 2026, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2026, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended June 30, 2026, of the Company and our report dated July 29, 2026, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

Seattle, Washington
July 29, 2026

DIRECTORS AND EXECUTIVE OFFICERS OF MICROSOFT CORPORATION

DIRECTORS

Satya Nadella
Chairman and Chief Executive Officer, Microsoft Corporation

Carmine Di Sibio [1, 2]
Former Global Chairman and CEO of EY

Reid G. Hoffman [4]
Partner, Greylock Partners

Hugh F. Johnston [1]
Senior Executive Vice President and Chief Financial Officer,
The Walt Disney Company

Teri L. List [1,3]
Former Executive Vice President and Chief Financial Officer, The Gap, Inc.

Catherine MacGregor [2,4]
Group Chief Executive Officer and Director, Engie S.A.

Mark A. L. Mason [1,3]
Executive Vice Chair and Senior Executive Advisor to the Chair and Chief Executive Officer, Citigroup Inc.

Sandra E. Peterson [2,3]
Lead Independent Director, Microsoft Corporation
Operating Partner, Clayton, Dubilier & Rice, LLC

Penny S. Pritzker [4]
Founder and Chairman, PSP Partners, LLC

John David Rainey [1]
Executive Vice President and Chief Financial Officer, Walmart, Inc.

Charles W. Scharf [2,3]
Chairman and Chief Executive Officer, Wells Fargo & Company

John W. Stanton [1,4]
Founder and Chairman, Trilogy Partnerships

Emma N. Walmsley [2,4]
Former Chief Executive Officer and Director, GSK, plc

Board Committees
1. Audit and Finance Committee
2. Compensation Committee
3. Governance and Nominating Committee
4. Environmental, Social, and Public Policy Committee

EXECUTIVE OFFICERS

Satya Nadella
Chairman and Chief Executive Officer

Judson B. Althoff
Chief Executive Officer, Microsoft Commercial Business

Amy L. Coleman
Executive Vice President and Chief Human Resources Officer

Amy E. Hood
Executive Vice President and Chief Financial Officer

Takeshi Numoto
Executive Vice President and Chief Marketing Officer

Bradford L. Smith
Vice Chair and President

Investor Relations

You can contact Microsoft Investor Relations by calling toll-free at (800) 285-7772 or outside the United States, call (425) 706-4400. We can be contacted between the hours of 9:00 a.m. to 5:00 p.m. Pacific Time to answer investment-oriented questions about Microsoft.

For access to additional financial information, visit the Investor Relations website online at:
www.microsoft.com/investor

Our e-mail is msft@microsoft.com

Our mailing address is:
Investor Relations
Microsoft Corporation
One Microsoft Way
Redmond, Washington 98052-6399

Attending the Annual Meeting

The 2026 Annual Shareholders Meeting will be held as a virtual-only meeting. Any shareholder can join the Annual Meeting, while shareholders of record as of September 30, 2026, will be able to vote and submit questions during the meeting.

Date: Tuesday, December 8, 2026
Time: 8:30 a.m. Pacific Time
Virtual Shareholder Meeting:
www.virtualshareholdermeeting.com/MSFT26

Submit Your Question

We invite you to submit any questions via the proxy voting site at www.proxyvote.com. We will include as many of your questions as possible during the Q&A session of the meeting and will provide answers to questions on the Microsoft Investor Relations website under the Annual Meeting page.

Registered Shareholder Services

Computershare, our transfer agent, can help you with a variety of shareholder related services including:

- Change of address
- Lost stock certificates
- Transfer of stock to another person
- Additional administrative services

Computershare also administers a direct stock purchase plan and a dividend reinvestment program for the company.

Contact Computershare directly to find out more about these services and programs at 800-285-7772, option 1, or visit online at:
https://www.computershare.com/Microsoft

You can e-mail the transfer agent at:
web.queries@computershare.com

You can also send mail to the transfer agent at:
Computershare
P.O. Box 505000
Louisville, KY 40233-5000

Shareholders can sign up for electronic alerts to access the annual report and proxy statement online. The service gets you the information you need faster and also gives you the power and convenience of online proxy voting. To sign up for this free service, visit the Annual Report site on the Investor Relations website at:
https://www.microsoft.com/en-us/investor/annual-reports

Environmental, Social, and Governance (ESG)/Corporate Responsibility

Strong governance, ethical standards, and transparency guide how we engage with customers, partners, and communities and advance an inclusive, sustainable future. This commitment is central to our mission to empower every person and organization to achieve more. We consider how our decisions affect people and communities and engage diverse stakeholders to inform our approach, respond to impacts, and support broader progress. Our reporting addresses the environmental, social, and governance issues most important to Microsoft's stakeholders.

For more about Microsoft's Corporate Responsibility commitments and performance, please visit:
www.microsoft.com/csr

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